File No. 030-00344
                               ------------------


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                    FORM U-5S
                                  ANNUAL REPORT



                      For the year ended December 31, 2004


        Filed Pursuant to the Public Utility Holding Company Act of 1935

                                       by




                               KEYSPAN CORPORATION

              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201

KEYSPAN CORPORATION

FORM U-5S - ANNUAL REPORT

For the Year Ended December 31, 2004


                                TABLE OF CONTENTS


                                                                                                         Page
                                                                                                         ----


ITEM 1.         SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

ITEM 2.         ACQUISITIONS OR SALES OF UTILITY ASSETS

ITEM 3.         ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

ITEM 4.         ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

ITEM 5.         INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

ITEM 6.         OFFICERS AND DIRECTORS

ITEM 7.         CONTRIBUTIONS AND PUBLIC RELATIONS

ITEM 8.         SERVICE, SALES AND CONSTRUCTION CONTRACTS

ITEM 9.         WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

ITEM 10.        FINANCIAL STATEMENTS AND EXHIBITS

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004


------------------------------------------ -------------------- --------------- --------------- ---------------- -------------------
Name of Company                               Number of Common      Percent of     Issuer Book        Owner's     Type of Business
                                                   Shares             Voting          Value         Book Value
                                                                     Power and       ($000)           ($000)
                                                                    Ownership
                                                                     Interest
------------------------------------------ -------------------- --------------- --------------- ---------------- -------------------
KeySpan Corporation                        N/A                  N/A             N/A             N/A              Registered holding
                                                                                                                 company

    KeySpan Gas East Corporation d/b/a     100                  100             842,229         842,229          gas utility company
    KeySpan Energy Delivery Long Island
    Unsecured Debt                                                              240,010         240,010

    KeySpan Generation LLC (1)             N/A                  100             374,602         374,602           electric utility
    Unsecured Debt                                                              207,168         207,168           company

         KeySpan-Glenwood Energy
         Center, LLC (1)                   N/A                  100             23,741          23,741           EWG

         KeySpan-Port Jefferson Energy
         Center, LLC (1)                   N/A                  100             25,889          25,889           EWG

    KeySpan Insurance Company              100                  100             8,000           8,000            Non-utility
                                                                                                                 subsidiary (captive
                                                                                                                 holding company)

    KeySpan Corporate Services LLC (1)     N/A                  100             41,607          41,607           service company
    Unsecured Debt                                                              348,044         348,044

    KeySpan Utility Services LLC (1)       N/A                  100             -1,778          -1,778           service company
    Unsecured Debt                                                              18,305          18,305

    KeySpan Electric Services, LLC (1)     N/A                  100             77,461          77,461           Rule 58 company
    Unsecured Debt                                                              84,934          84,934           (energy related)

    KeySpan Energy Trading
    Services LLC (1)                       N/A                  100             9,254           9,254            Rule 58 company
    Unsecured Debt                                                              4,857           4,857            (energy related)

    KeySpan Exploration and
    Production LLC (1)                     N/A                  100             -1,468          -1,468           Rule 58 Company
                                                                                                                 (gas related)

    KeySpan Engineering &
    Survey, Inc.                           300                  100             993             993              service company

    KeySpan-Ravenswood,LLC (1)             200                  100             158,105         158,105          EWG

    KeySpan Energy Corporation             100                  100             1,396,369       1,396,369        exempt holding
                                                                                                                 company

         The Brooklyn Union Gas Co. d/b/a
         KeySpan Energy Delivery New York  100                  100             934,500        934,500           gas utility
                                                                                360,948        360,948           company

---------------------------------------------------------------- ------------------ -------------- ---------------- ----------------
Name of Company                               Number of Common       Percent of      Issuer Book       Owner's      Type of Business
                                                   Shares             Voting           Value         Book Value
                                                                    Power and          ($000)          ($000)
                                                                    Ownership
                                                                      Interest
---------------------------------------------------------------- ------------------ -------------- ---------------- ----------------
      North East Transmission Co., Inc.     100                  100                47,800         47,800           Rule 58 company
      Unsecured Debt                                                                46             46               (energy related)

           Iroquois Gas Transmission
           System, L.P.  (2) (3)            N/A                  19.4               343,821        66,701           Rule 58 company
                                                                                                                    (gas related)

                 Iroquois Pipeline
                 Operating Company (3)      100                  100% by Iroquois    -              -               Rule 58 company
                                                                 Gas Transmission                                   (gas related)
                                                                 System, L.P.

      Alberta Northeast Gas, Ltd. (3)       223                  28.1               1              1                Rule 58 company
                                                                                                                    (energy related)

 Island Energy Services Co., Inc. *         1,000                100                93             93               non-utility
                                                                                                                    subsidiary

 Marquez Development Corp. *                4                    100                -6,633         -6,633           non-utility
                                                                                                                    subsidiary

 GEI Development Corp. *                    100                  100                -3,604         -3,604           non-utility
                                                                                                                    subsidiary

 KEDC Holdings Corp. (formerly
 THEC Holdings Corp.) (4)                   100                  100                836,066        836,066          non-utility
                                                                                                                    holding company

      Broken Bridge Corp.                   10,000               100                403            403              non-utility
                                                                                                                    company

      KeySpan North East Ventures, Inc.     1,500                100                6,726          6,726            non-utility
                                                                                                                    holding company

           Northeast Gas Markets, LLC (1)   N/A                  90                 2,041          2,041            Rule 58 company
                                                                                                                    (gas related)

      Honeoye Storage Corporation           10,427               52.2               4,434          4,434            Rule 58 company
                                                                                                                    (gas related)

      Adrian Associates L.P. (2)            N/A                  33.66              -          -                    Rule 58 company
                                                                                                                    (gas related)

           Arlington Associates L.P. (2)    N/A                  Owned 99% by       -          -                    Rule 58 company
                                                                 Adrian Associ-                                     (gas related)
                                                                 ates L.P.

------------------------------------- -------------------- ------------------ ----------------- ----------------- -----------------
Name of Company                         Number of Common      Percent of         Issuer Book          Owner's     Type of Business
                                             Shares             Voting              Value           Book Value
                                                              Power and             ($000)             ($000)
                                                              Ownership
                                                               Interest
------------------------------------- -------------------- ------------------ ----------------- ----------------- -----------------
           Steuben Gas Storage        50                  Owned 50% by        -                -
           Company                                        Arlington Associ-                                       Rule 58 company
                                                          ates, L.P.                                              (gas related)

KeySpan International Corporation     10                   100                44,914            44,914            non-utility
Unsecured Debt                                                                350               350               holding company

     KeySpan C.I., LTD                10                   100                44,304            44,304            international
                                                                                                                  non-utility
                                                                                                                  holding company

           Premier Transco
           Limited (3)(5)             219,537              24.5               36,785            9,012             international
                                                                                                                  non-utility
                                                                                                                  subsidiary

           KeySpan UK Limited         100                  100                23,936            23,936            international
                                                                                                                  non-utility
                                                                                                                  subsidiary

                Premier Transco
                Limited (3)(5)        210,927              25.5               36,785            9,380             international
                                                                                                                  non-utility
                                                                                                                  subsidiary

     KeySpan C.I. II, LTD             10                   100                717               717               international
                                                                                                                  non-utility
                                                                                                                  subsidiary

KeySpan Midstream, LLC (1)            N/A                  100                320,706           320,706           non-utility
                                                                                                                  holding
                                                                                                                  company

     KS CI Midstream Limited          500                  100                320,706           320,706           international
                                                                                                                  non-utility
                                                                                                                  holding company

           KeySpan Luxembourg
           S.A.R.L.                   100                  100                95,168            95,168            international
           Unsecured Debt                                                     83                83                non-utility
                                                                                                                  holding company

                Nicodama Beheer
                V.B.V.                400                  100                95,432            95,432            international
                Unsecured Debt                                                143               143               non-utility
                                                                                                                  holding company

---------------------------------------- ----------------- ------------------ ----------------- ------------------ -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's       Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- ------------------ -----------------
                     KeySpan Energy
                     Development Co.        100             100               100,551           100,551            international
                     (6)                                                                                           non-utility
                                                                                                                   holding company

                       KeySpan              -               -                 -                 -                  international
                       Production Ltd.                                                                             non-utility
                       (sold in 2004)                                                                              company
                                                                                                                   (energy related)

     Seneca Upshur Petroleum Inc. (7)       100             100              489,160            489,160            Rule 58 company
                                                                                                                   (gas related)

                    KeySpan Millennium,     N/A             100              6,096              6,096              Rule 58 company
                    LLC (1)(8)                                                                                     (gas related)

                Millennium Pipeline         N/A             21               -                  -                  Rule 58 company
                Company L.P.(2)(9)                                                                                 (gas related)

                Millennium Pipeline         N/A             21               -                  -                  Rule 58 company
                Management Company,                                                                                (gas related)
                LLC (1)(10)

          KeySpan Islander East
           Pipeline, LLC (1)                N/A             100               19,972            19,972             Rule 58 company
                                                                                                                   (gas related)

                Islander East Pipeline
                Company, LLC (1)            N/A             50                42,688            21,344             Rule 58 company
                                                                                                                   (gas related)

          KeySpan LNG GP, LLC(1)            N/A             100               217               217                Rule 58 company
                                                                                                                   (gas related)

                KeySpan LNG, LP(2)          N/A             0.5               31,937            31,937             Rule 58 company
                Unsecured Debt                                                34                34                 (gas related)

          KeySpan LNG LP, LLC(1)            N/A             100               14,130            14,130             Rule 58 company
          Unsecured Debt                                                      17,000            17,000             (gas related)

                        KeySpan LNG, LP(2)  N/A             99.5              31,937            31,937             Rule 58 company
                        Unsecured Debt                                        34                34                 (gas related)

     KeySpan IGTS Corp.                     40              100               2,423             2,423              Rule 58 company
                                                                                                                   (energy related)

          Iroquois Gas Transmission
          System, L.P. (3)                  N/A             1%                -                 -                  Rule 58 company
                                                                                                                   (energy related)

                Iroquois Pipeline
                Operating Company (3)       100             100% by Iroquois  -                 -                  Rule 58 company
                                                            Gas Transmission                                       (energy related)
                                                            System, L.P.

KeySpan MHK, Inc.*                          100             100               458               458                ETC

---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's    Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
      myHomeKey.com, Inc.*                 -                18.2               -                 -                  ETC

 KeySpan Ravenswood Services Corp.         200              100                -194              -194                Rule 58 company
 Unsecured Debt                                                                42,959            42,959             (energy related)

 KeySpan Services, Inc.                    100              100                -77,304           -77,304             non-utility
 Unsecured Debt                                                                319,430           319,430            holding company

      KeySpan Business Solutions,
      LLC (1)                              N/A              100                -99,957           -99,957            non-utility
      Unsecured Debt                                                           68,800            68,800             holding company

           KeySpan Energy
           Management, LLC (1)             N/A              100                32,317            32,317             Rule 58 company
                                                                                                                    (energy related)

                 R.D. Mortman,             N/A              100                2,826             2,826              non-utility
                 LLC (1)                                                                                            subsidiary

                        Metro              N/A              100                15,265            15,265             Rule 58 company
                        Energy LLC(1)(11)                                                                           (energy related)


           Granite State Plumbing          N/A              100                2,700             2,700              Rule 58 company
           & Heating, LLC(1)(12)                                                                                    (energy related)

           WDF Inc.(13)                    200              100                -122,646          -122,646           Rule 58 company
                                                                                                                    (energy related)

                 KSI Contracting, LLC(1)   N/A              100                0                 0                  non-utility
                                                                                                                    subsidiary

                 KSI Electrical, LLC(1)    N/A              100                -2,491            -2,491             non-utility
                                                                                                                    subsidiary

---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's    Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
                  KSI Mechanical,
                  LLC (1)                 N/A                100               -94,655           -94,655        non-utility
                                                                                                                subsidiary

            Delta KeySpan, LLC(1)(14)     N/A                100               0                 0              Rule 58 company
                                                                                                                (energy related)

                       Northern           N/A                100               2,000             2,000          Rule 58 company
                       Peabody, LLC(1)(15)                                                                      (energy related)

            Binsky & Snyder, LLC(1)(16)   N/A                100               9,222             9,222          Rule 58 company
                                                                                                                (energy related)

                  Binsky & Snyder         N/A                100               0                 0              Rule 58 company
                  Plumbing, LLC(1)(17)                                                                          (energy related)

                  Pro-Formance Sheet      N/A                100               500               500            non-utility
                  Metal, LLC(1)                                                                                 subsidiary

                  Binsky and Snyder       N/A                100               0                 0              Rule 58 company
                  Service, LLC(1)(8)                                                                            (energy related)

            Paulus, Sokolowski and
            Sartor, LLC (1)               N/A                100               38,947            38,947         Rule 58 company
            Unsecured Debt                                                     21,300            21,300         (energy related)

                  KeySpan Engineering
                  Associates, Inc.        28,934             100               -1,502            -1,502         non-utility
                                                                                                                subsidiary

                  Bard, Rao + Athanas     N/A                100               23,907            23,907         non-utility
                  Consulting Engineers,                                                                         subsidiary
                  LLC(1)
                  Unsecured Debt                                               12,250            12,250

       KeySpan Communications Corp.       200                100               8,548             8,548          non-utility
       Unsecured Debt                                                          20,000            20,000         subsidiary

       KeySpan Energy Supply, Inc.        100                100               77,174            77,174         Rule 58 company
       Unsecured Debt                                                          15,000            15,000         (energy related)

       KeySpan Home Energy Services,
       LLC (1)                            N/A                100               28,870            28,870         non-utility
                                                                                                                subsidiary

---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's    Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
               KeySpan Energy
               Services, Inc.                    100          100                29,222            29,222       Rule 58 company
               Unsecured Debt                                                    5,973             5,973        (energy related)

               KeySpan Energy
               Solutions, LLC (1))                N/A          100               -13,693           -13,693      Rule 58 company
               Unsecured Debt                                                    4,000             4,000        (energy related)

                     KeySpan Plumbing
                     Solutions, Inc.             10           100                -255              -255         Rule 58 company
                                                                                                                (energy related)

                     KeySpan Plumbing &
                     Heating Solutions, LLC(1)   N/A          90                 -629              -629         Rule 58 company
                                                                                                                (energy related)

               KeySpan Home Energy Services
              (New England), LLC (2)             N/A          100                11,451             11,451       Rule 58 company
                                                                                                                (energy related)

               Fritze KeySpan, LLC(1)            N/A          100                1,890              1,890        Rule 58 company
                                                                                                                (energy related)

                     Active Conditioning,
                     LLC(1)                      2,500        100                390                390         Rule 58 company
                     Unsecured Debt                                              1,400              1,400       (energy related)

     KeySpan Technologies Inc.                   200          100                -6,798             -6,798      Rule 58 company
                                                                                                                (energy related)

          MyHomeGate, Inc.                       100          100                -                  0            Rule 58 company
                                                                                                                (energy related)

          KeySpan Telemetry Solutions,
          LLC (1)                                N/A          100                -                  0            Rule 58 company
                                                                                                                (energy related)

---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's    Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
              Enporian, Inc.                  4,234,941       11.56            -                 0                Rule 58 company
                                                                                                                  (energy related)

    KSNE, LLC (1)                             N/A             100              1,536,599         1,536,599        Rule 58 company
                                                                                                                  (energy related)

         KeySpan New England,
         LLC (1)(3)                           N/A             1                1                 1                exempt holding
                                                                                                                  company

    KeySpan New England,
    LLC (1)(3)                                N/A             99               1,536,599         1,536,599        Rule 58 company
    Unsecured Debt                                                             604,000           604,000          (energy related)

              EnergyNorth
              Natural Gas, Inc.               120,000         100              163,703           163,703          gas utility
              d/b/a KeySpan                                                                                       company
              Energy Delivery
              New England
              Unsecured Debt                                                   105,875           105,875

                   Alberta Northeast
                   Gas Ltd. (3)               12              1.5              0                 0                Rule 58 company
                                                                                                                  (energy related)

              Essex Gas Company d/b/a
              KeySpan Energy Delivery
              New England                     100             100              74,021            74,021           gas utility
              Unsecured Debt                                                   102,136           102,136          company

                   Alberta Northeast
                   Gas Ltd.(3)                12              3.74             0                 0                Rule 58 company
                                                                                                                  (energy related)

              Transgas, Inc.                  32,000          100              8,505             8,505            Rule 58 company
                                                                                                                  (gas related)

              Boston Gas Company d/b/a
              KeySpan Energy Delivery
              New England                     514,184         100              880,919           880,919          gas utility
              Unsecured Debt                                                   649,471           649,471          company

              Colonial Gas Company d/b/a
              KeySpan Energy Delivery
              New England                     100             100              448,722           448,722          gas utility
              Unsecured Debt                                                   127,180           127,180          company

              Eastern Associated
              Securities Corp.*               100             100              -7,035            -7,035           non-utility
                                                                                                                  subsidiary
                                                                                                                  (SEC reserved
                                                                                                                  jurisdiction)

              Eastern Energy
              Systems Corp.*                  100             100              -3,153            -3,153           non-utility
                                                                                                                  subsidiary

---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
Name of Company                           Number of Common    Percent of         Issuer Book         Owner's    Type of Business
                                             Shares             Voting              Value         Book Value
                                                              Power and             ($000)          ($000)
                                                              Ownership
                                                               Interest
---------------------------------------- ----------------- ------------------ ----------------- --------------- -----------------
         Eastern Rivermoor
         Company, Inc.*                   100                100                3,463             3,463          non-utility
         Unsecured Debt                                                         8,550             8,550          subsidiary

         Eastern Urban
         Services, Inc.*                  100                100                -5,078            -5,078         non-utility
         Unsecured Debt                                                         3                 3              subsidiary
                                                                                                                 (SEC reserved
                                                                                                                 jurisdiction)

         Mystic Steamship
         Corporation*                     10                 100                -746              -746           non-utility
                                                                                                                 company

         PCC Land Company, Inc.           5,000              100                1,995             1,995          non-utility
         Unsecured Debt                                                         8                 8              company
                                                                                                                 (SEC reserved
                                                                                                                 jurisdiction)

         Philadelphia Coke
         Co., Inc.*                       1,000              100                -1,775            -1,775         non-utility
                                                                                                                 company

         Western Associated
         Energy Corp.*                    100                100                0                 0              non-utility
                                                                                                                 company


N/A means not applicable

- means the information is not available and/or such company is less then 50% owned by the KeySpan system.

* means the company is inactive

FOOTNOTES

(1) Subsidiaries that are organized as limited liability companies are:

Name of Subsidiary                                  Type of Organizational Structure        Equity Investment
------------------                                  --------------------------------        -----------------
KeySpan Generation LLC                              Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan-Glenwood Energy Center, LLC                 Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan-Port Jefferson Energy Center, LLC           Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Corporate Services LLC                      Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Utility Services LLC                        Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Electric Services, LLC                      Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Energy Trading Services LLC                 Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Exploration and Production LLC              Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan-Ravenswood, LLC                             Limited liability company               Reported above (Item 1 of the Form U5S)

Northeast Gas Markets, LLC                          Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Midstream, LLC                              Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Millennium, LLC                             Limited liability company               Reported above (Item 1 of the Form U5S)

Millennium Pipeline Management Company, LLC         Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Islander East Pipeline, LLC                 Limited liability company               Reported above (Item 1 of the Form U5S)

Islander East Pipeline Company, LLC                 Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan LNG GP, LLC                                 Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan LNG LP, LLC                                 Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Business Solutions, LLC                     Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Energy Management, LLC                      Limited liability company               Reported above (Item 1 of the Form U5S)

R.D. Mortman, LLC                                   Limited liability company               Reported above (Item 1 of the Form U5S)


                                       10


Metro Energy, LLC                                   Limited liability company               Reported above (Item 1 of the Form U5S)

Granite State Plumbing & Heating, LLC               Limited liability company               Reported above (Item 1 of the Form U5S)

KSI Contracting, LLC                                Limited liability company               Reported above (Item 1 of the Form U5S)

KSI Electrical, LLC                                 Limited liability company               Reported above (Item 1 of the Form U5S)

KSI Mechanical, LLC                                 Limited liability company               Reported above (Item 1 of the Form U5S)

Delta KeySpan, LLC                                  Limited liability company               Reported above (Item 1 of the Form U5S)

Northern Peabody, LLC                               Limited liability company               Reported above (Item 1 of the Form U5S)

Binsky & Snyder, LLC                                Limited liability company               Reported above (Item 1 of the Form U5S)

Binsky & Snyder Plumbing, LLC                       Limited liability company               Reported above (Item 1 of the Form U5S)

Proformance Sheet Metal, LLC                        Limited liability company               Reported above (Item 1 of the Form U5S)

Binsky & Snyder Service, LLC                        Limited liability company               Reported above (Item 1 of the Form U5S)

Paulus, Sokolowski and Sartor, LLC                  Limited liability company               Reported above (Item 1 of the Form U5S)

Bard, Rao & Athanas Consulting Engineers, LLC       Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Home Energy Services, LLC                   Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Energy Solutions, LLC                       Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Plumbing & Heating Solutions, LLC           Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Home Energy Services (New England), LLC     Limited liability company               Reported above (Item 1 of the Form U5S)

Fritze KeySpan, LLC                                 Limited liability company               Reported above (Item 1 of the Form U5S)

Active Conditioning, LLC                            Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan Telemetry Solutions, LLC                    Limited liability company               Reported above (Item 1 of the Form U5S)

KSNE, LLC                                           Limited liability company               Reported above (Item 1 of the Form U5S)

KeySpan New England, LLC                            Limited liability company               Reported above (Item 1 of the Form U5S)


(2) The following entities are organized as limited partnerships:

(A) Iroquois Gas Transmission System, L.P.                   Limited partnership                                Reported above
                                                                                                                (Item 1 of the
                                                                                                                 Form U5S)

                                                             The names and percent of voting power and ownership
                                                             interest of the partners are:

                                                             TransCanada Iroquois Ltd.:
                                                             29% general partnership interest

                                                             Dominion Iroquois, Inc. :
                                                             24.72% general partnership interest

                                                             North East Transmission Co.:
                                                             18.07% general partnership interest
                                                             1.33% limited partnership interest

                                                             TCPL Northeast Ltd.:
                                                             11.96% general partnership interest

                                                             JMC-Iroquois, Inc.:
                                                             4.46% general partnership interest
                                                             .36% limited partnership interest

                                                             TEN Transmission Co.:
                                                             4.87% general partnership interest
                                                             .41% limited partnership interest

                                                             NJNR Pipeline Co.:
                                                             3.28% general partnership interest

                                                             KeySpan IGTS Corp. :
                                                             1.00% general partnership interest

                                                             Iroquois Pipeline Investment, LLC:
                                                             .48% general partnership interest


                                       12


(B) Adrian Associates L.P.                                   Limited partnership                                Reported above
                                                                                                                (Item 1 of the
                                                                                                                 Form U5S)

                                                             The names and percent of voting power and ownership
                                                             interest of the partners are:

                                                             Arlington Storage Corporation:
                                                             39.39 general partnership interest

                                                             KeySpan Energy Development Corporation:
                                                             33.33% limited partnership interest

                                                             John Hancock Corp.:
                                                             27.68 limited partnership interest


                                                             Limited partnership                                Reported above
                                                                                                                (Item 1 of the
                                                                                                                 Form U5S)
(C) Arlington Associates L.P.
                                                             The names and percent of voting power and ownership
                                                             interest of the partners are:

                                                             Adrian Associates LP:
                                                             99% limited partnership interest

                                                             Arlington Storage Corporation:
                                                             1% general partnership interest


                                       13


                                                             The names and percent of voting power and ownership
(D) Millennium Pipeline Company L.P.                         interest of the partners are:

                                                             Columbia Gas Transmission Company:
                                                             67.5% limited partnership interest

                                                             KeySpan Millennium, LLC:
                                                             21% limited partnership interest

                                                             MCNIC LLC Millennium Company:
                                                             10.5% limited partnership interest

                                                             Millennium Pipeline Management Company, LLC
                                                             1% general partnership interest

(E) KeySpan LNG, L.P.                                        Limited partnership                                Reported above
                                                                                                                (Item 1 of the
                                                                                                                 Form U5S)

                                                             The names and percent of voting power and ownership
                                                             interest of the partners are:

                                                             KeySpan LNG GP, LLC:
                                                             5% general partnership interest

                                                             KeySpan LNG LP, LLC:
                                                             99.5% limited partnership interest


(3) Subsidiaries of more than one system company are:


System Company                                System Company Owners                                         Investment by Owners
--------------                                ---------------------                                         --------------------
(A) Iroquois Gas Transmissions Systems, L.P.  19.4% by The Brooklyn Union Gas Co. d/b/a KeySpan Energy      Reported above (Item 1
                                              Delivery New York                                             of the Form U5S)

                                              1% by KeySpan IGTS Corp.                                      Reported above (Item 1
                                                                                                            of the Form U5S)

(B) Iroquois Pipeline Operating Company       100% by Iroquois Gas Transmission System, L.P. which is       Reported above (Item 1
                                              held by The Brooklyn Union Gas Co. d/b/a KeySpan Energy       of the Form U5S)
                                              Delivery New York and KeySpan IGTS Corp.


(C) Alberta Northeast Gas, Ltd.               28.1% by The Brooklyn Union Gas Co. d/b/a KeySpan Energy      Reported above (Item 1
                                              Delivery New York                                             of the Form U5S)

                                              1.5% by EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy    Reported above (Item 1
                                              Delivery New England                                          of the Form U5S)

                                              3.74% by Essex Gas Company d/b/a KeySpan Energy Delivery      Reported above (Item 1
                                              New England                                                   of the Form U5S)

(D) Premier Transco Limited                   24.5% by KeySpan C.I., Ltd.                                   Reported above (Item 1
                                                                                                            of the Form U5S)

                                              25.5% by KeySpan UK Limited                                   Reported above (Item 1
                                                                                                            of the Form U5S)

(E) KeySpan LNG, L.P.                         99.5% by KeySpan LNG LP, LLC                                  Reported above (Item 1
                                                                                                            of the Form U5S)

                                              .5% by KeySpan LNG GP, LLC                                    Reported above (Item 1
                                                                                                            of the Form U5S)

(F) KeySpan New England, LLC                  99% by KeySpan Corporation                                    Reported above (Item 1
                                                                                                            of the Form U5S)

                                              1% by KSNE, LLC                                               Reported above (Item 1
                                                                                                            of the Form U5S)

(4) THEC Holdings Corp. ("THEC") changed its name to KEDC Holdings Corp., following a merger with KeySpan Energy Development Corporation, in which it was the surviving entity. These transactions occurred on September 30, 2004.

(5) Premier Transco Limited was sold on March 18, 2005.

(6) KeySpan Energy  Development Co. sold its remaining  ownership  interests in:
(i) KeySpan Energy Canada Partnership, (ii) KeySpan Energy Canada, Inc., (iii) KeySpan Energy Facilities Limited, (iv) KeySpan Canada Management Ltd. and (iv) Rimbey Pipe Line Co. on December 2, 2004.

(7) Seneca Upshur Petroleum Inc. was acquired as a direct, wholly owned subsidiary of KEDC Holdings Corp. on November 24, 2004 as part of a share exchange transaction. It was previously wholly owned by The Houston Exploration Company.

(8) KeySpan Millennium, LLC was incorporated in the State of Delaware on August 9, 2004. It was formed as a holding company for our interest in the Millennium Pipeline Company L.P and Millennium Pipeline Management Company, LLC.

(9) Millennium Pipeline Company L.P. was acquired by KeySpan Millennium, LLC on August 31, 2004. It is developing a proposed pipeline that will transport up to 500,00 dekatherms of natural gas a day from Corning, New York to Ramapo, New York and will run along on existing right-of-way and replace and upgrade a Columbia Gas Transmission pipeline in Ramapo, it will connect with the existing Algonquin Gas Transmission pipeline.

(10) Millennium Pipeline Management Company, LLC was acquired by KeySpan Millennium, LLC on August 31, 2004. It serves as the general partner in Millennium Pipeline Company, L.P.

(11) Metro Energy, LLC was acquired by KeySpan Energy Management, LLC on March 6, 2004. It owns, operates and maintains the central heating and cooling facility at the Brooklyn Marriott Hotel in Brooklyn, New York. Metro Energy, LLC constructed the facility while it was an unaffiliated company of KeySpan. KeySpan Energy Management, LLC had financed the construction of the facility at that time.

(12) Granite State Plumbing & Heating, LLC was sold on January 14, 2005.

(13) WDF, Inc. was sold on February 11, 2005.

(14) Delta KeySpan, LLC was sold on January 21, 2005.

(15) Northern Peabody, LLC was sold on January 18, 2005.

(16) Binsky & Snyder, LLC was sold on January 31, 2005.

(17) Binsky & Snyder Plumbing, LLC was sold on January 31, 2005.

(18) Binsky & Snyder Service, LLC was sold on January 31, 2005.

The following subsidiaries were dissolved during 2004:

(A) Grupo KeySpan S. de R.L. de C.V. ("Grupo") was a Mexican company that was a holding company for KeySpan's ownership interest in FINSA Energeticos S. de R.L. de C.V. ("FINSA"). Grupo was dissolved on August 5, 2004, following the disposition of our interest in FINSA.

(B) KeySpan Natural Fuels, LLC was dissolved on September 15, 2004.

(C) KeySpan Energy Development Corporation ("KEDC") merged with THEC Holdings Corp. ("THEC") with THEC being the surviving entity. THEC simultaneously changed its name to KEDC Holdings Corp. These transactions all occurred on September 30, 2004.

(D) Boundary Gas, Inc. was incorrectly included in our U5S last year. It had been dissolved on September 18, 2003.

The following subsidiaries were sold during 2004:

(A) The Houston Exploration Company ("Houston") reacquired the remaining shares of its common stock that were held by KeySpan, through our subsidiary THEC Holdings Corp. on November 24, 2004, through a share exchange transaction.

(B) KeySpan Energy Development Co. ("KEDCO") sold its remaining ownership interests in: (i) KeySpan Energy Canada Partnership, (ii) KeySpan Energy Canada, Inc. (iii) KeySpan Energy Facilities Limited, (iv) KeySpan Canada Management Ltd. And (v) Rimbey Pipe Line Co. o n December 2, 2004.


ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

None

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

On June 2, 2004, THEC Holdings Corp. (THEC"), a wholly-owned, indirect non-utility subsidiary of KeySpan Corporation sold 10.8 million shares of its partly-owned, direct non-utility subsidiary, The Houston Exploration Company ("Houston"), to Houston. This transaction reduced THEC's interest in Houston from 55% to 24%. Under the terms of the transaction, KeySpan exchanged the 10.8 million shares of Houston common stock for all the stock of Seneca-Upshur Petroleum, Inc., a wholly owned subsidiary of Houston. Houston retired 4.6 million shares and issued 6.2 million shares in a public offering. Based on the Houston announced offering price of $48.00 per share, KeySpan's Seneca-Upshur's shares were valued at the equivalent of $449 million, or $41.57 per share. This transaction, to the extent that the sale of non-utility securities by a non-issuer is not otherwise permitted under the Public Utility Holding Company Act of 1935 (the "Act") was otherwise authorized pursuant the Securities and Exchange Commission's order dated December 18, 2003 in Release No. 35-27776.

On June 24, 2004, KeySpan sold its remaining ownership interest of approximately
6.6 million shares of common stock in The Houston Exploration Company through Morgan Stanley at a price to the public of $56.25 per share. The sale generated proceeds to KeySpan of approximately $369 million. Following this transaction, KeySpan no longer had any ownership interest in Houston Exploration. This transaction, to the extent that the sale of non-utility securities by a non-issuer is not otherwise permitted under the Act was otherwise authorized pursuant the Securities and Exchange Commission's order dated December 18, 2003 in Release No. 35-27776.

On April 1, 2004, KeySpan Energy Development Co., a wholly-owned, indirect non-utility subsidiary of KeySpan Corporation, sold 35.91% interest in its non-utility affiliate company, KeySpan Energy Canada Partnership. KeySpan received net proceeds of approximately CDN$186.3 million (or approximately US$140 million), after commissions and expenses. The 35.91% interest was sold to the unaffiliated entity, KeySpan Facilities Income Fund. This transaction, to the extent that the sale of non-utility securities by a non-issuer is not otherwise permitted under the Act was otherwise authorized pursuant the Securities and Exchange Commission's order dated December 18, 2003 in Release No. 35-27776

On December 2, 2004, KeySpan Energy Development Co., a wholly-owned, indirect non-utility subsidiary of KeySpan Corporation, sold its remaining ownership interest of approximately 17.4% in its non-utility affiliate company, KeySpan Energy Canada Partnership, to the unaffiliated entity, KeySpan Facilities Income Fund. KeySpan received net proceeds of approximately CDN$143 million (or approximately US$119 million), after commissions and expenses. This transaction, to the extent that the sale of non-utility securities by a non-issuer is not otherwise permitted under the Act was otherwise authorized pursuant the Securities and Exchange Commission's order dated December 18, 2003 in Release No. 35-27776.

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                               Name of Company                                    Extinguished (EXT)
Name of Issuer and             Acquiring, Redeeming or                            or Held (H) for                Authorization
Title of Issue                 Retiring Securities             Consideration      Further Disposition            or Exemption
------------------------       ---------------------          ----------------    --------------------          --------------
KeySpan Corporation            KeySpan Corporation            $ 700,000,000.00         EXT                         Rule 42
MTNs 7.25%

Energy North 6th               Energy North                   $ 21,285,000.00          EXT                         Rule 42
Series E FMBs 7.40%

Energy North 4th               Energy North                   $ 1,666,666.68           EXT                         Rule 42
Series D FMBs 8.44%                                           + $ 333,333.33

Energy North 2nd               Energy North                   $ 7,000,000.00           EXT                         Rule 42
Series B FMBs 9.70%

Energy North 3rd               Energy North                   $ 10,000,000.00          EXT                         Rule 42
Series C FMBs 9.75%

Essex Series 1996              Essex Gas                      $ 10,000,000.00          EXT                         Rule 42
FMBs 7.28%

Essex Series 1990              Essex Gas                      $ 8,000,000.00           EXT                         Rule 42
FMBs 10.10%


ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

1. Aggregate amount of investments in persons operating in the retail service area of the owner or of its subsidiaries.

                     Aggregate Amount of Investments                                  Number of         Description of
Name of              in Persons (Entities), Operating in                              Persons              Persons
Company              Retail Service Area of Owner                                    (Entities)           (Entities)
------------         ------------------------------------------                    ------------        -----------------
None.

2. Securities owned not included in 1 above.

Name of                                  Nature of            Description            Number           Percent of         Owner's
Company         Name of Issuer       Issuers's Business       of Securities        of Shares          Voting Power     Book Value
---------     -----------------     ---------------------    ---------------      ------------     -----------------   ------------
None.

ITEM 6.  OFFICERS AND DIRECTORS

Part I.  As of December 31, 2004:

           Position                                           Code
           --------------                                     -----------
           Director                                           D
           Alternate Director                                 AD
           Chairman of the Board                              CB
           Vice Chairman of the Board                         VCB
           President                                          P
           Chief Executive Officer                            CEO
           Chief Operating Officer                            COO
           Chief Information Officer                          CIO
           Executive Vice President                           EVP
           Senior Vice President                              SVP
           Vice President                                     VP
           Controller                                         C
           Comptroller                                        CM
           Secretary                                          S
           Assistant Secretary                                AS
           Treasurer                                          T
           Assistant Treasurer                                AT
           General Counsel                                    GC
           Deputy General Counsel                             DGC
           Chief Financial Officer                            CFO
           Chief Accounting Officer                           CAO
           Manager                                            M
           Clerk                                              CL
           Assistant Clerk                                    ACL
           Master Electrician                                 ME
           Master Plumber                                     MP
           Master Gas Fitter                                  MGF
           Administrator                                      A
           Chief Engineer                                     CE
           General Auditor                                    GA
           Chief Diversity Officer                            CDO
           Chief Strategy Officer                             CSO
           Chief Risk Officer                                 CRO
           Chief Technology Officer                           CTO

The principal business address of the officer's or director's listed below is the same as indicated in their respective company heading.

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------                -----------
           Robert B. Catell                                    CEO, CB, D
           Robert J. Fani                                      P, COO
           Wallace P. Parker Jr.                               P
           Steven L. Zelkowitz                                 P
           John A. Caroselli                                   EVP, CSO

           Gerald Luterman                                     EVP, CFO
           Anthony Nozzolillo                                  EVP
           Lenore F. Puleo                                     EVP
           Nickolas Stavropoulos                               EVP
           John J. Bishar, Jr.                                 SVP, GC, S
           Joseph F. Bodanza                                   SVP, CAO
           Theresa A. Balog                                    VP, C
           Lawrence S. Dryer                                   VP, GA
           Michael J. Taunton                                  SVP, T
           Andrea S. Christensen                               D
           Alan H. Fishman                                     D
           James R. Jones                                      D
           James L. Larocca                                    D
           Gloria C. Larson                                    D
           Stephen W. McKessey                                 D
           Edward D. Miller                                    D



KeySpan Gas East Corporation
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Wallace P. Parker Jr.                              D, P, COO
           Joseph F. Bodanza                                  SVP, CFO
           John F. Haran                                      SVP
           William J. Akley                                   VP
           Coleen A. Ceriello                                 VP, AS
           Paul R. Nick                                       C, CAO
           James G. Holodak                                   T
           Colleen A. Meade                                   S
           Ronald J. Macklin                                  AS


KeySpan Corporate Services LLC
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Lenore F. Puleo                                    D, EVP
           Robert B. Catell                                   CEO
           Robert J. Fani                                     P, COO
           Wallace P. Parker Jr.                              P
           Steven L. Zelkowitz                                P
           John A. Caroselli                                  EVP, CSO
           Gerald Luterman                                    EVP, CFO
           Anthony Nozzolillo                                 EVP
           Nickolas Stavropoulos                              EVP
           John J. Bishar, Jr.                                SVP, GC, S
           Joseph F. Bodanza                                  SVP, CAO
           John F. Haran                                      SVP, CE
           David J. Manning                                   SVP

           H. Neil Nichols                                    SVP
           Anthony J. Sartor                                  SVP
           Michael J. Taunton                                 SVP, T
           Elaine Weinstein                                   SVP, CDO
           Pamela Adamo                                       VP
           Theresa A. Balog                                   VP, C
           William G. Bollbach III                            VP
           Coleen A. Ceriello                                 VP
           Victor P. Courtien                                 VP
           Thomas P. Dargan                                   VP
           Lawrence S. Dryer                                  VP, GA
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Frank L. LaRocca                                   VP
           Marilyn Lennon                                     VP
           Richard D. Murphy                                  VP
           Justin C. Orlando                                  VP
           Cassandra R. Schultz                               VP, CRO
           Rudolph L. Wynter                                  VP


KeySpan Utility Services LLC
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Wallace P. Parker Jr.                              D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Theresa A. Balog                                   VP, C
           Ronald G. Lukas                                    VP
           Robert P. Moore                                    VP
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS


KeySpan Generation LLC
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony Nozzolillo                                 D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           James K. Brennan                                   VP
           Paul R. Nick                                       C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS

KeySpan-Glenwood Energy Center, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony Nozzolillo                                 D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           James K. Brennan                                   VP
           Paul R. Nick                                       C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS




KeySpan-Port Jefferson Energy Center, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony Nozzolillo                                 D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           James K. Brennan                                   VP
           Paul R. Nick                                       C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS


KeySpan Electric Services, LLC
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony Nozzolillo                                 D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Maryse L. Karsenty                                 VP
           Edward J. Youngling                                VP
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS

KeySpan Energy Trading Services LLC
175 E. Old Country Road
Hicksville, New York  11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D
           Ronald G. Lukas                                    P
           Michael J. Taunton                                 SVP, T
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Colleen A. Meade                                   AS


KeySpan Exploration and Production LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P
           John J. Bishar, Jr.                                SVP, S
           Saiyed Zain Mirza                                  SVP, CFO
           Michael J. Nilsen                                  VP, T, C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Engineering & Survey, Inc.
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony Nozzolillo                                 D
           Robert M. Kascsak                                  CEO
           Roy D. Hunt                                        CEO
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Theresa A. Balog                                   VP, C, CAO
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS


KeySpan Insurance Company
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Joseph F. Bodanza                                  D, T
           Barbara Lupo                                       D, P
           Guy F. Ragosta                                     D, S

KeySpan-Ravenswood, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Howard A. Kosel, Jr.                               P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           James K. Brennan                                   VP
           Richard A. Rapp, Jr.                               VP
           Paul R. Nick                                       C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Energy Corporation
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Robert B. Catell                                   P, CEO, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Ronald J. Macklin                                  AS
           Colleen A. Meade                                   AS


The Brooklyn Union Gas Company
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Robert B. Catell                                   D, CB, CEO
           Gerald Luterman                                    EVP, CFO
           John J. Bishar, Jr.                                SVP, GC, S
           Michael J. Taunton                                 SVP, T
           Theresa A. Balog                                   VP, C, CAO
           Susan L. Fleck                                     VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS


North East Transmission Co., Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D, P
           Saiyed Zain Mirza                                  SVP
           Michael J. Nilsen                                  VP, T,
           CM Colleen A. Meade                                S

Iroquois Gas Transmission System, L.P.
One Corporate Drive, Suite 606
Shelton, Connecticut 06448

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Craig R. Frew                                      P
           Paul D. Koonce                                     D
           James M. Lane                                      D
           Peter Lund                                         D
           Paul MacGregor                                     D
           Larry S. McGaughy                                  D
           Richard A. Rapp, Jr.                               D
           Joseph P Shields                                   D
           Ronald G. Lukas                                    AD
           Paul Bailey                                        VP, CFO
           Jeffrey A. Bruner                                  VP, S, DGC
           Herbert A. Rakebrand III                           VP
           David J. Warman                                    VP


Iroquois Pipeline Operating Company
One Corporate Drive, Suite 606
Shelton, Connecticut 06448

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Craig R. Frew                                      P
           Paul D. Koonce                                     D
           James M. Lane                                      D
           Peter Lund                                         D
           Paul MacGregor                                     D
           Larry S. McGaughy                                  D
           Richard A. Rapp, Jr.                               D
           Joseph P Shields                                   D
           Ronald G. Lukas                                    AD
           Paul Bailey                                        VP, CFO
           Jeffrey A. Bruner                                  VP, S, DGC
           Herbert A. Rakebrand III                           VP
           David J. Warman                                    VP


Alberta Northeast Gas, Ltd.
100 Cummings Center, Suite 457G
Beverly, Massachusetts 01915

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Robert B. Catell                                   CB, D
           Michael S. Lucy                                    P
           Lawrence E. Smith                                  S, D
           E. Peter Lougheed                                  D
           William Luthern                                    VP
           Frederick M. Lowther                               VP, GC
           Frederric Lebel                                    T

Island Energy Services Co., Inc.
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Edward J. Youngling                                P, D
           Joseph G. Pradas,                                  VP
           Timothy P. Kiernan                                 T
           Alfred C. Bereche                                  S, GC


Marquez Development Corp.
175 East Old Country Road
Hicksville, New York 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Edward J. Youngling                                P, D
           David B. Doxsee                                    T
           Alfred C. Bereche                                  S, GC
           Kenneth McCorkle                                   VP

Seneca-Upshur Petroleum, Inc.
Route 33 West, P.O. Box 2048
Buckhannon, West Virginia 26201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  SVP, CFO, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Nilsen                                  VP, T, C, D
           Akhil K. Unni                                      VP AT
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


GEI Development Corp.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP, D
           Colleen A. Meade                                   S
           Michael J. Nilsen                                  T, CM, D

KEDC Holdings Corp.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Steven L. Zelkowitz                                P, D
           Howard A. Kosel                                    SVP
           Saiyed Zain Mirza                                  SVP
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  VP
           Joseph G. Pradas                                   VP
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Broken Bridge Corp.
1260 Elm Street
Manchester, New Hampshire 03105

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  SVP
           Michael J. Nilsen                                  T, C
           Brian J. Noone                                     VP
           Colleen A. Meade                                   S


KeySpan North East Ventures, Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  SVP
           Michael J. Nilsen                                  T, C
           Colleen A. Meade                                   S


Northeast Gas Markets, LLC
100 Cummings Center, Suite 457G
Beverly, MA 01915

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Michael S. Lucy                                    P, CEO, D
           Robert B. Catell                                   CB, D
           H. Neil Nichols                                    VCB, D
           John J. Bishar, Jr.                                S
           Michael J. Taunton                                 T

           Frederic C. Lebel                                  C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Islander East Pipeline, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S


Islander East Pipeline Company, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           KeySpan Islander East Pipeline, LLC                M
           Algonquin Islander East Company, LLC               M


Honeoye Storage Corporation
One State Street, Suite 2000
Boston, Massachusetts 02109

           Name and Principal Address                         Position
           ------------------------------------               -----------
           David A.T. Donohue                                 P, D
           H. Neil Nichols                                    D
           Joseph Oates                                       D
           Jacek Makowski                                     VP, S, D
           Richard A. Norman                                  VP, T
           James Smoot                                        VP
           Peter Metzger                                      AS


Adrian Associates L.P.
535 Boylston Street
Boston, Massachusetts 02116

           Name and Principal Address                         Position
           ------------------------------------               -----------
           David A. T. Donohue                                P
           Johseph Shandling                                  VP


Arlington Associates L.P.
535 Boylston Street
Boston, Massachusetts 02116

           Name and Principal Address                         Position
           ------------------------------------               -----------
           David A. T. Donohue                                P
           Johseph Shandling                                  VP


Steuben Gas Storage Company
535 Boylston Street
Boston, Massachusetts 02116


           Name and Principal Address                         Position
           ------------------------------------               -----------
           David A. T. Donohue                                P
           Johseph Shandling                                  VP


KeySpan International Corporation
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP, D
           Joseph G. Pradas                                   VP
           Michael J. Nilsen                                  T, CM, D
           Colleen A. Meade                                   S

KeySpan C.I., LTD
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    CB, D
           Robert B. Catell                                   D
           James A. Rooney                                    D
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S


Premier Transmission Limited
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Brian Burgess                                      CB, D
           Martin Plackett                                    D
           James A. Rooney                                    D
           Christopher Aspden                                 M

KeySpan UK Limited
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           James A. Rooney                                    CB, D
           Robert B. Catell                                   D
           Frederick M. Lowther                               D
           H. Neil Nichols                                    D
           Colleen A. Meade                                   S

KeySpan C.I. II, LTD
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    CB, D
           Robert B. Catell                                   D
           James A. Rooney                                    D
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S


KeySpan Midstream, Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D, P
           Saiyed Zain Mirza                                  D, VP
           Michael J. Nilsen                                  T, CM, D
           Colleen A. Meade                                   S


KS CI Midstream Limited
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP, D
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S

KeySpan Luxembourg S.A.R.L.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP, D
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S


Nicodama Beheer V.B.V.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           Saiyed Zain Mirza                                  VP, D
           Michael J. Nilsen                                  T, CM
           Colleen A. Meade                                   S


KeySpan Energy Development Co.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           James V. Bertram                                   P
           H. Neil Nichols                                    D
           David Smith                                        SVP, CFO
           Saiyed Zain Mirza                                  VP, D
           Michael J. Nilsen                                  VP
           Colleen A. Meade                                   S
           David S. Sentes                                    T, C


KeySpan Production Ltd.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           James V. Bertram                                   P
           H. Neil Nichols                                    D
           David Smith                                        SVP, CFO
           Saiyed Zain Mirza                                  VP, D
           Michael J. Nilsen                                  VP
           Colleen A. Meade                                   S
           David S. Sentes                                    T, C


KeySpan IGTS, Corp.
175 East Old Country Rd.
Hicksville, NY 11801

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Richard A. Rapp, Jr.                               P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Nilsen                                  VP, T
           Robert C. Zeleny                                   C
           Alfred C. Bereche                                  AS
           Colleen A. Meade                                   AS

KeySpan LNG GP, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D
           William T. Orr                                     P
           Saiyed Zain Mirza                                  SVP
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  VP
           Brian J. Noone                                     VP
           Colleen A. Meade                                   S
           Robert C. Zeleny                                   C, A


KeySpan LNG, LP
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D
           William T. Orr                                     P
           Saiyed Zain Mirza                                  SVP
           Michael J. Nilsen                                  VP
           Brian J. Noone                                     VP
           Colleen A. Meade                                   S
           Robert C. Zeleny                                   C, A


KeySpan LNG LP, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    D
           William T. Orr                                     P
           Saiyed Zain Mirza                                  SVP
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  VP
           Brian J. Noone                                     VP
           Colleen A. Meade                                   S
           Robert C. Zeleny                                   C, A

KeySpan Millennium, LLC
One MetroTech Center
Brooklyn, New York  11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           John J. Bishar, Jr.                                SVP, S
           Sayiyed Zain Mirza                                 SVP, CFO
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  VP, T, C
           Akhil K. Unni                                      VP
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Millenium Pipeline Company L.P.
One MetroTech Center
Brooklyn, New York  11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           H. Neil Nichols                                    P, D
           John J. Bishar, Jr.                                SVP, S
           Sayiyed Zain Mirza                                 SVP, CFO
           Brian T. McCabe                                    VP
           Michael J. Nilsen                                  VP, T, C
           Akhil K. Unni                                      VP
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Ravenswood Services Corp.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           James K. Brennan                                   P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Paul R. Nick                                       C
           Colleen A. Meade                                   AS


KeySpan Services, Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Robert B. Catell                                   CB, D
           Wallace P. Parker, Jr.                             VCB, D, CEO
           Anthony J. Sartor                                  D, P, COO
           Joseph E. Hajjar                                   SVP, CFO
           Michael A. Walker                                  SVP,
           John J. Bishar, Jr.                                S
           James A. LaMaire                                   VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Business Solutions, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D, P
           Joseph E. Hajjar                                   SVP, CFO
           Michael A. Walker                                  SVP, COO
           John J. Bishar, Jr.                                S
           Steven M. Eber                                     VP
           David M. Hagan                                     VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Delta KeySpan, LLC
83 Vermont Avenue, Building #5
Warwick, Rhode Island  02888

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Bruce A. Bookbinder                                P, D
           Joseph E. Hajjar                                   D
           Michael A. Walker                                  D
           David M. Greenberg                                 SVP, T
           John J. Bishar, Jr.                                S
           Michael Babbitt                                    AS
           Alfred C. Bereche                                  AS
           Kimberly Bookbinder                                AT
           Sandra M. Cano                                     AS
           Ronald H. Lavoie                                   AS
           Colleen A. Meade                                   AS
           Robert Rachiele                                    AS
           David Sands                                        AS


Granite State Plumbing & Heating, LLC
546 Mast Road
Goffstown, New Hampshire 03045

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Michael A. Walker                                  D
           Gerard D. Perron                                   P, AT
           John J. Bishar, Jr.                                S
           Kenneth E. Duchesne                                VP
           Brian M. Davitt                                    C, AS
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

Northern Peabody, LLC
25 Depot Street
Manchester, New Hampshire 03101

           Name and Principal Address                         Position
           ------------------------------------               ----------
           Anthony J. Sartor                                  CB, D
           Michael A. Walker                                  D
           Nicholas Masci                                     P
           John J. Bishar, Jr.                                S
           Andrew Arsenault                                   VP
           Lauren A. Devlin                                   C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Ronald F. Grzywacz                                 AS
           Colleen A. Meade                                   AS

KeySpan Energy Management, LLC
119 Green Street
Brooklyn, New York  11222

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Michael A. Walker                                  D
           Joseph E. Hajjar                                   SVP, CFO, C
           John J. Bishar, Jr.                                S
           John Guidone                                       VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Metro Energy, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           John J. Bishar, Jr.                                S
           John Guidone                                       VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

R.D. Mortman, LLC
100 Leuning Street
South Hackensack, New Jersey 07606

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           John J. Bishar, Jr.                                S
           John Guidone                                       VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


WDF, Inc.
30 North MacQuesten Pawkway
Mt. Vernon, New York 10550

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph E. Hajjar                                   D
           Lawrence Roman                                     P, D
           Michael A. Walker                                  D
           Silviu Herscher                                    COO, EVP
           Scot Binder                                        SVP
           Robert Goldin                                      SVP
           Nick Marzigliano                                   SVP
           John Stacom                                        SVP
           Philip F. Paoli                                    CFO
           John J. Bishar, Jr.                                S
           Diana (DiNunzio) Lucchi                            C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Dina Figueiredo-Cardoso                            AS
           Barbara McDonald                                   AS
           Colleen A. Meade                                   AS
           Marguerite Nowlin                                  AS


KSI Contracting, LLC
One Market Yard
Freehold, New Jersey 07728

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           John J. Bishar, Jr.                                S
           Peter Marano                                       Acting C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KSI Electrical, LLC
One Market Yard
Freehold, New Jersey 07728

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           John J. Bishar, Jr.                                S
           Anthony A. Gianicco                                VP
           Peter Marano                                       Acting C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KSI Mechanical, LLC
One Market Yard
Freehold, New Jersey 07728

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           John J. Bishar, Jr.                                S
           Peter Marano                                       Acting C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

Binsky & Snyder Service, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph E. Hajjar                                   D
           Robert B. Snyder                                   D
           Robert B. Snyder, Jr.                              VP
           Frank J. Sullivan                                  VP, T, AS
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           George Tosato                                      AS


Binsky & Snyder, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Robert B. Snyder                                   P, D
           Joseph E. Hajjar                                   D
           Michael A. Walker                                  D
           Philip J. Andreoli                                 VP
           William J. McKean                                  VP
           Robert B. Snyder, Jr.                              VP
           Frank J. Sullivan                                  VP, T, AS
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

Binsky & Snyder Plumbing, LLC
281 Centennial Avenue
Piscataway, New Jersey 08855

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Robert B. Snyder                                   P, D
           Joseph E. Hajjar                                   D
           Frank J. Sullivan                                  VP, T, AS
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Pro-Formance Sheet Metal, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph E. Hajjar                                   D
           Robert B. Snyder                                   D
           Michael A. Walker                                  D
           Robert B. Snyder, Jr.                              P,
           Frank J. Sullivan                                  VP, T, AS
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS



Paulus, Sokolowski and Sartor, LLC
67A Mountain Blvd. Ext.
Warren, New Jersey 07059

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           William Paulus, Jr.                                P, D
           Joseph E. Hajjar                                   D
           Howard A. Kosel, Jr.                               D
           Michael A. Walker                                  D
           Philip A. Falcone                                  EVP,  T, CE
           Michael M. Gennaro                                 EVP, COO, AS

           Michael A. Belikoff                                SVP
           Michael P. Cohen                                   SVP
           Steven F. DeRochi                                  SVP
           Joseph J. Fleming                                  SVP
           Todd R. Heacock                                    SVP
           Joseph J. Lifrieri                                 SVP
           Bhawani Mukherjee                                  SVP
           Emad Youssef                                       SVP
           Joseph Witt                                        SVP, CFO
           Robert Blakeman                                    VP
           Walter W. Burke                                    VP
           Andrew R. Davis                                    VP
           Geoffrey R. Lanza                                  VP
           Elizabeth Mcloughlin                               VP
           Frank J. Mescall                                   VP
           John Sartor                                        VP
           James R. Wancho                                    VP
           Francis C. Wecht                                   VP
           Thomas Zetkulic                                    VP
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Engineering Associates, Inc.
67A Mountain Blvd. Ext.
Warren, New Jersey 07059

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Phlilip A. Falcone                                 P, CEO, D
           Edward Borella                                     VP
           Michael M. Gennaro                                 VP,
           Joseph Witt                                        VP, T
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Andrew R. Davis                                    AS
           Colleen A. Meade                                   AS



Bard, Rao + Athanas Consulting Engineers, LLC
The Arsenal on the Charles
311 Arsenal Street
Watertown, Massachusetts 02472

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Philip A. Falcone                                  CB, D
           Theodore Athanas                                   D, EVP, S
           Eugene M. Bard                                     D, P
           Michael M. Gennaro                                 D, VP
           Arjun B. Rao,                                      D, EVP
           Anthony J. Sartor                                  D
           Joseph Witt                                        VP
           Allan E. Ames                                      D, VP

           Daniel J. Caron                                    VP
           Cristen R. Copley                                  VP
           Gerald L. Edwards                                  VP
           Steven R. Levin                                    VP
           Mario J. Loiacono Jr.                              VP
           Kevin T. Sheehan                                   VP
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Communications Corp.
201 Old Country Road
Melville, New York 11747

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D, P
           Joseph E. Hajjar                                   SVP, CFO, C
           Jason M. Cohen                                     VP
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Energy Supply, Inc.
303 Merrick Road, Suite 501
Lynbrook, New York 11563

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Steven L. Zelkowitz                                P, CEO, CB, D
           Joseph E. Hajjar                                   SVP, CFO, T
           Richard A. Rapp, Jr.                               SVP
           John J. Bishar, Jr.                                S
           Fred K. Yam                                        C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Home Energy Services, LLC
14-04 111th Street
College Point, New York 11356

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  P, COO
           John J. Bishar, Jr.                                S
           Francis J. Coleman                                 VP
           Patrick J. Cullinan                                VP
           John Sutherland                                    VP
           Dennis M. Walsh                                    VP
           Cyndi Moore                                        C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Energy Services, Inc.
303 Merrick Road - Suite 501
Lynbrook, New York  11563

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Richard A. Rapp, Jr.                               P, CB, D
           Joseph E. Hajjar                                   D
           John Sutherland                                    VP
           John J. Bishar, Jr.                                S
           Fred K. Yam                                        C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           George Tosato                                      AS


KeySpan Energy Solutions, LLC
14-04 111th Street
College Point, New York 11356

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  P
           John J. Bishar, Jr.                                S
           Patrick J. Cullinan                                VP
           Dennis M. Walsh                                    VP
           Charles W. D'Agostino                              AC
           Arthur D. Conner                                   ME
           Thomas Paquette                                    MP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Plumbing Solutions, Inc.
222-40 96th Avenue
Queens Village, New York 11429

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  P
           John J. Bishar, Jr.                                S
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

KeySpan Plumbing & Heating Solutions, LLC
201 Old Country Road, Suite 300
Melville, New York 11747

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  P
           John J. Bishar, Jr.                                S
           Michael Tumminello                                 VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Home Energy Services (New England), LLC
62 Second Avenue
Burlington, Massachusetts 01803

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Francis J. Coleman                                 P, AT
           John J. Bishar, Jr.                                S
           Paul J. Ruggiero                                   VP, T
           Kevin Caddell                                      VP, ACL
           Andrew W. Fleming                                  MP, MGF
           Charles A. Salani                                  ME
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


Fritze KeySpan, LLC
10 School Street
Whippany, New Jersey 07981

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  P
           Robert B. Snyder, Jr.                              SVP
           John J. Bishar, Jr.                                S
           William Bonner                                     VP
           Anthony A. Giannico                                VP
           David M. Hagan                                     VP
           Cyndi Moore                                        C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

Active Conditioning, LLC
84 Mayfield Avenue, P.O. Box 6390
Edison, New Jersey 08818

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Anthony J. Sartor                                  CB, D
           Joseph J. Marazzo                                  CEO
           Joseph E. Hajjar                                   SVP, CFO
           Robert B. Snyder, Jr.                              SVP
           John J. Bishar, Jr.                                S
           William Bonner                                     VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Technologies Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           John A. Caroselli                                  P, D
           H. Neil Nichols                                    EVP
           John J. Bishar, Jr.                                SVP, S
           James G. Holodak                                   T
           Robert K. Schellberg                               C
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


MyHomeGate, Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           John A. Caroselli                                  P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           Daniel Crespo-Dubie                                VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS


KeySpan Telemetry Solutions, LLC
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           John A. Caroselli                                  P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T
           David Doxsee                                       VP
           Joseph Roth                                        VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS

Enporian, Inc.
Two Harbor Place
302 Knights Run Avenue
Suite 800
Tampa, Florida 33602

Name and Principal Address                                    Position
           ------------------------------------               -----------
           George M. Gordon                                   CEO, CB, D
           Charles Bremer                                     D
           Thomas Burnham                                     D
           Fritz Gautschi                                     D
           Kevin Moonan                                       D
           James Wood                                         D
           Joseph Zelechoski                                  D
           Catherine E. Gouze                                 GC
           William Browne                                     VP
           James Garcia                                       CTO
           Michael Grohman                                    VP
           Craig Sanders                                      VP
           Keith Stanton                                      VP


KeySpan MHK, Inc.
One MetroTech Center
Brooklyn, New York 11201

           Name and Principal Address                         Position
           ------------------------------------               -----------
           John A. Caroselli                                  P, D
           John J. Bishar, Jr.                                SVP, S
           Michael J. Taunton                                 SVP, T


myHomeKey.com, Inc.*
One MetroTech Center
Brooklyn, New York  11201

           Name and Principal Address                         Position
           ------------------------------------               -----------


KSNE, LLC
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              M, P, COO
           Steven L. Zelkowitz                                M
           John J. Bishar, Jr.                                M, SVP, S
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP

           Kevin B. Knapp                                     VP
           Richard D. Murphy                                  VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS


KeySpan New England, LLC
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, COO, Trustee
           Steven L. Zelkowitz                                Trustee
           John J. Bishar, Jr.                                SVP, S, Trustee
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Kevin B. Knapp                                     VP
           Richard D. Murphy                                  VP
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS, CL


EnergyNorth Natural Gas, Inc.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              D, P, COO
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Richard D. Murphy                                  VP
           Richard A. Visconti                                AS


Transgas, Inc.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Victor W. Baur                                     P, D
           H. Neil Nichols                                    D
           Saiyed Zain Mirza                                  D
           Charles P. Buckley                                 SVP

           Gary W. Hopkinson                                  VP
           Darlene Bates                                      C
           Michael J. Nilsen                                  T
           Mary Gatherum                                      ACL, AS
           Colleen A. Meade                                   ACL, AS


Boston Gas Company
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, COO, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Kevin B. Knapp                                     VP
           Richard D. Murphy                                  VP
           Richard A. Visconti                                AS, CL


Colonial Gas Company
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, COO, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Kevin B. Knapp                                     VP
           Richard D. Murphy                                  VP
           Richard A. Visconti                                AS, CL


Essex Gas Company
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, COO, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP, CFO, C, AT
           Michael J. Taunton                                 SVP, T
           Ellen M. Greim                                     VP
           Barbara Kates-Garnick                              VP
           Kvein B. Knapp                                     VP
           Richard D. Murphy                                  VP
           Richard A. Visconti                                AS, CL

Eastern Associated Securities Corp.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                CL, AS


Eastern Energy Systems Corp.*
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS


Eastern Rivermoor Company, Inc.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                CL, AS

Eastern Urban Services, Inc.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS


Mystic Steamship Corporation*
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                CL, AS


PCC Land Company, Inc.
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS


Philadelphia Coke Co., Inc.*
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP

           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS



Western Associated Energy Corp.*
52 Second Ave.
Waltham, MA 02451

           Name and Principal Address                         Position
           ------------------------------------               -----------
           Nickolas Stavropoulos                              P, D
           John J. Bishar, Jr.                                SVP, S
           Joseph F. Bodanza                                  SVP
           Michael J. Taunton                                 SVP, T
           Alfred C. Bereche                                  AS
           Sandra M. Cano                                     AS
           Colleen A. Meade                                   AS
           Richard A. Visconti                                AS



*  Inactive company


Part II. Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

                                                                        Position
                               Name and Location                        Held in                         Applicable
Name of Officer                    of Financial                         Financial                       Exemption
   or Director                     Institution                          Institution                         Rule
---------------------          ------------------------                 -------------                  --------------
Robert B. Catell               Independence Community Bank              Director                           70(h)2*
                               Corp.
                               Brooklyn, New York

Alan H. Fishman                Independence Community Bank              President and
                               Corp.                                    Chief Executive Officer            70(h)2*
                               Brooklyn, New York


Lenore F. Puleo                Staten Island Bancorp                    Director                           70(a)
(Ms. Puleo resigned            Staten Island, New York
from Staten Island
Bancorp in May 2004

Nickolas Stavropoulos          Enterprise Bank                          Director                           70(h)2*
                               Lowell, Massachusetts

*Excluded from definition of "commercial banking institution" as a Federal Reserve Bank, savings bank, savings and loan association, building and loan association, cooperative bank, homestead association or similar institution.

Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a) COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

The directors receive the following compensation:

Non-employee directors:

$43,500 annual retainer;
$2,000 committee meeting fee;
$5,000 committee chairman retainer; and
$30,000 in common stock equivalents granted under the Directors' Deferred Compensation Plan.

Employee directors:

Receive no additional compensation for serving on the Board or its committees.

Directors' Deferred Compensation Plan

The Board of Directors has adopted the Directors' Deferred Compensation Plan to directly align the non-employee directors' financial interest with those of the shareholders. The Directors' Deferred Compensation Plan provides all non-employee directors with the opportunity to defer any portion of their cash compensation received as directors, up to 100%, in exchange for Common Stock equivalents or into a deferred cash account. Common Stock equivalents are valued by utilizing the average of the high and low price per share of KeySpan common stock on the first trading day of the quarter following the quarter in which contributions are received. Dividends are paid on Common Stock equivalents in the same proportion as dividends paid on Common Stock. Compensation not deferred and exchanged for Common Stock equivalents may be deferred into a cash account bearing interest at the prime rate. Additionally, a director may elect to invest his or her compensation by participating in the KeySpan Investor Program (a dividend reinvestment plan). Upon retirement, death or termination of service as a director, all amounts in a director's Common Stock equivalent account and/or cash account shall, at the director's election, (i) be paid in a lump sum in cash; (ii) be deferred for up to five years; and/or (iii) be paid in the number of annual installments, up to ten, specified by the director. The current non-employee directors are not entitled to benefits under any KeySpan retirement plan.

In addition, Directors are required to own shares of KeySpan stock (i.e., common stock, deferred stock units and/or common stock equivalents) with a value equal to five times the directors' annual retainer within five years of being elected to the KeySpan Board.

The Base Salary Program

In setting base salary levels for the Chief Executive Officer, the Named Executive Officers and other executive officers, the Committee considers the competitive market data for executives in comparable positions in other energy and general industry markets. In setting base salary levels, KeySpan currently targets the 50th percentile of the comparable nationwide labor market. The Committee also considers the experience level and actual performance achieved by the executive as it relates to KeySpan's corporate goals in setting such executive's base salary.

When Mr. Catell was promoted to and elected as Chairman and Chief Executive Officer on July 31, 1998, KeySpan entered into an employment agreement with Mr. Catell that provided a base salary of $700,000 per year, subject to such increases that may be approved by the Board. Base salary increases based upon performance have been determined on an annual basis. In determining the base salary level for the Chief Executive Officer, the Committee has taken into consideration Mr. Catell's performance in connection with, among other things, an increase in overall earnings per share, total shareholder return and the continued focus on the core business and sustained earnings growth. Based upon an assessment of these various factors, effective January 1, 2005, the Committee and the Board approved an increase in annual base salary for Mr. Catell to

$1,075,000. As the Company continues to align base pay to competitive market levels, the base salary level for the Chief Executive Officer, the Named Executive Officers and other executive officers, compared to competitive market data, is generally at or above the 50th percentile of comparable positions at this time.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents the annual compensation paid to the Chief Executive Officer and the four other most highly compensated executive officers (the "Named Executive Officers").

                                 --------------------------------------------------------------------
                                 Annual Compensation        Long-Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                            Restricted       Shares
                                  Salary        Bonus       Stock Awards   Underlying      LTIP Payout       All Other
Name                     Year      ($)         ($)(1)          ($)           Options         ($)         Compensation ($)
------------------------------------------------------------------------------------------------------------------------------------
Robert B. Catell         2004    1,032,231   1,056,938(2)          0(3)    225,100(4)         0        1,086,404(5)(6)
Chairman & Chief         2003      938,000   1,089,056(7)          0       208,800(8)(9)      0          994,545(10)(11)(12)(13)
Executive Officer        2002      936,903    284,740(14)    434,215       372,000(15)        0           55,229
------------------------------------------------------------------------------------------------------------------------------------
Robert J. Fani           2004      618,269     452,485(2)          0(3)     95,600(4)         0          462,323(5) (6)
President & Chief        2003      450,000     307,958(7)          0        69,500(8)(9)      0          320,117(10)(11)(12)(13)
Operating Officer        2002      445,154     153,184(14)   139,622       120,000(15)        0           19,729
------------------------------------------------------------------------------------------------------------------------------------
Wallace P. Parker Jr.    2004      546,152     386,515(2)          0(3)      74,700(4)        0          368,994(5) (6)
President, Energy        2003      450,000     348,288(7)          0         69,500(9)        0          329,176(10)(11)(12)(13)
Delivery & Customer      2002      445,154     191,938(14)   139,622        120,000           0                      26,812
Relationship Group
------------------------------------------------------------------------------------------------------------------------------------
Steven L. Zelkowitz      2004      469,884     323,180(2)          0(3)      59,600(4)        0          300,232(5) (6)
President, Energy        2003      392,000     278,750(7)          0         43,300(9)        0          212,111(10)(11)(12)(13)
Assets & Supply Group    2002      387,961     134,086(14)    95,694         82,000           0                       21,213
------------------------------------------------------------------------------------------------------------------------------------
Gerald Luterman          2004      419,231     248,559(2)          0(3)      41,500(4)        0          210,059(5) (6)
Executive Vice           2003      375,000     287,496(7)          0         43,300(8)(9)     0          304,950(10)(11)(12)(13)(16)
President & Chief        2002      370,962     128,059(14)    95,694         82,000(15)       0           21,824
Financial Officer
------------------------------------------------------------------------------------------------------------------------------------

(1) Bonus awards paid each year are attributable to performance during the previous year.

(2) Bonus awards paid in 2004 include amounts deferred by the Named Executive Officers into the Officers' Deferred Stock Unit Plan as follows: R. B. Catell - $528,469; R. J. Fani - $226,242; W. P. Parker Jr. - $193,257; S.
     L. Zelkowitz - $161,590; and G. Luterman - $74,567.

(3) As of December 31, 2004, the aggregate value of the restricted stock awards and number of restricted stock awards held by each of the Named Executive Officers are as follows: R. B. Catell - $601,112; 15,237 shares; R. J. Fani
     - $193,287;  4,899 shares; W. P. Parker Jr. - $193,287; 4,899 shares; S. L.
     Zelkowitz -  $132,475;  3,358  shares;  and G.  Luterman - $132,475;  3,358 shares. The aggregate restricted stock values are based on the closing price per share of $39.45 at December 31, 2004.

(4) The amounts are comprised of stock options granted on March 10, 2004, based on the closing price as of such date. The options shall vest pro-rata over a 5 year period with a 10 year exercise period. Vesting may accelerate in the third year based upon achievement of certain goals.

(5) The amounts are comprised of performance shares awarded to the Named Executive Officers. The performance share awards were granted on March 10, 2004. Performance shall be measured over a three year period and linked to certain performance levels. Threshold, target and maximum performance levels will determine the actual shares to be issued at the end of the performance period. At target, the number of shares granted to the Named Executive Officer will be as follows: R. B. Catell - 32,280 shares; R. J. Fani - 13,710 shares; W. P. Parker Jr. - 10,710 shares; S. L. Zelkowitz - 8,550 shares; and G. Luterman - 5,950 shares. The performance share award amounts are determined based on the Black Scholes value of $29.29 per share. At threshold, 50% of the number of shares indicated above for the Named Executive Officer will be awarded. At maximum, 150% of the number of shares indicated above for the Named Executive Officer will be awarded. Performance below threshold will result in forfeiture of the award.

(6) Amounts are also comprised of the value of a 20% match provided by the Company in 2004 on amounts deferred by the Named Executive Officers into the Officers' Deferred Stock Unit Plan. The amounts attributable to each of the Named Executive Officers are as follows: R. B. Catell - $105,693; R. J. Fani - $45,248; W. P. Parker Jr. - $38,651; S.L. Zelkowitz - $32,318; and
     G. Luterman - $14,913. The amounts are also comprised of the cost of life insurance paid by the Company and allocated to the Named Executive Officers for income tax reporting purposes. The amounts attributable to each of the Named Executive Officers during 2004 with respect to the cost of life insurance paid are as follows: R. B. Catell - $27,200; R. J. Fani - $6,630;
     W. P. Parker Jr. - $8,766; S.L. Zelkowitz - $8,880; and G. Luterman - $15,850.

(7) Bonus awards paid in 2003 include amounts deferred by the Named Executive Officers into the Officers' Deferred Stock Unit Plan as follows: R. B. Catell - $544,528; R. J. Fani - $153,978; W. P. Parker Jr. - $174,144; S.
     L. Zelkowitz - $139,375; and G. Luterman - $71,873.

(8) The Named Executive Officer also received 2,000 stock options on September 22, 2003 and 2,000 shares of restricted stock on November 7, 2003 granted by The Houston Exploration Company (a former subsidiary of the Company) as compensation for such person's service as a director of The Houston Exploration Company.

(9) The amounts are comprised of stock options granted on March 5, 2003, based on the closing price as of March 5, 2003. The options shall vest pro-rata over a 5 year period with a 10 year exercise period from the date of the grant. Vesting will accelerate in the third year based upon achievement of certain goals.

(10) Amounts are comprised of the cost of life insurance paid by the Company and allocated to the Named Executive Officers for income tax reporting purposes. The amounts attributable to each of the Named Executive Officers during 2003 are as follows: R. B. Catell - $27,200; R. J. Fani - $5,012; W.
     P. Parker Jr. - $8,620; S.L. Zelkowitz - $8,350; and G. Luterman - $14,524.

(11) Amounts are also comprised of the value of a 20% match provided by the Company in 2003 on amounts deferred by the Named Executive Officers into the Officers' Deferred Stock Unit Plan. The amounts attributable to each of the Named Executive Officers are as follows: R. B. Catell - $108,905; R. J. Fani - $30,795; W. P. Parker Jr. - $34,828; S.L. Zelkowitz - $27,875; and
     G. Luterman - $14,375.


(12) Amounts are also comprised of disbursements made from the Supplemental Employee Savings Plan ("SESP") and are attributable to each of the Named Executive Officers as follows: R. B. Catell - $13,440; R. J. Fani - $2,610;
     W. P. Parker Jr. - $4,028; S. L. Zelkowitz - $186; and G. Luterman - $351.

(13) Amounts are also comprised of performance shares awarded to the Named Executive Officers. The performance share awards were granted on March 5, 2003. Performance shall be measured over a three year period and linked to certain performance levels. Threshold, target and maximum performance levels will determine the actual shares to be issued at the end of the performance period. At target, the number of shares granted to the Named Executive Officer will be as follows: R. B. Catell - 32,700 shares valued at $845,000; R. J. Fani - 10,900 shares valued at $281,700; W. P. Parker Jr. - 10,900 shares valued at $281,700; S. L. Zelkowitz - 6,800 shares valued at $175,700; and G. Luterman - 6,800 shares valued at $175,700. The performance share award amounts are determined based on the Black Scholes value of $25.84 per share. At threshold, 50% of the number of shares indicated above for the Named Executive Officer will be awarded. At maximum, 150% of the number of shares indicated above for the Named Executive Officer will be awarded. Performance below threshold will result in forfeiture of the award.

(14) Bonus awards paid in 2002 include amounts deferred by the Named Executive Officers into the Officers' Deferred Stock Unit Plan as follows: R. B. Catell - $142,370; R. J. Fani - $76,592; W. P. Parker Jr. - $95,969; S. L.
     Zelkowitz - $67,043; and G. Luterman - $38,418.

(15) The Named Executive Officer also received 2,000 annual stock options granted by Houston Exploration as compensation for such person's services as a director of Houston Exploration. (16) Includes a special bonus in the amount of $100,000.


(b) OWNERSHIP IN SECURITIES

STOCK OPTION GRANTS IN LAST CALENDAR YEAR

The following table provides information on stock option grants during 2004 for the Named Executive Officers and the grant date present value of such officers' unexercised options at December 31, 2004:

       ------------------------- ---------------------- ----------------- --------------- ---------------------- -------------------
       Name                      Number of Securities   Percent of        Option          Expiration             Grant Date
                                                        Total Number of   Exercise                               Present Value of
                                 Underlying Options     Options Granted   Price                                  Options[2]
                                 Granted[1]             to Employees      ($/Share)       Date                   ($)
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------
       R.B. Catell               225,100                14.08%            37.54           3/9/2014               945,400
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------
       R.J. Fani                 95,600                  5.98%            37.54           3/9/2014               401,500
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------
       W.P. Parker Jr.           74,700                 4.67%             37.54           3/9/2014               313,700
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------
       S.L. Zelkowitz            59,600                 3.73%             37.54           3/9/2014               250,300
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------
       G. Luterman               41,500                 2.60%             37.54           3/9/2014               174,300
       ------------------------- ------------------- -- ----------------- --------------- ---------------------- ------------------

(1) Options vest ratably over a five-year period with the first one-fifth having vested on March 10, 2005 (accelerated vesting in third year applies upon achievement of certain prescribed goals).

(2) Options have been valued using the Black-Scholes option pricing model adapted to reflect the specific provisions of the Incentive Plan and related assumptions regarding exercisability. The values shown are theoretical and do not necessarily reflect the actual values that may be realized upon the future exercise of the options. Any actual value will result to the extent that the market value of the Common Stock at a future date exceeds the exercise price. Assumptions for modeling are based on the dividend yield, risk-free rate of return, standard deviation of prices over a relevant period as of the grant date and the expected lives of the options.



STOCK OPTION EXERCISES TABLE

The following table provides information on aggregated stock option exercises in 2004 and fiscal year end option values for the Named Executive Officers:

------------------------------------------------------------------------------------------------------------------------------------
                  Shares                  Number of Securities Underlying                Value of In-The-Money
                  Acquired     Value      Unexercised Options at Fiscal Year End         Options at Fiscal Year End
                  on           Realized                                                  ($)
Name              Exercise     ($)
------------------------------------------------------------------------------------------------------------------------------------
                                          Exercisable     Unexercisable        Total     Exercisable    Unexercisable    Total
------------------------------------------------------------------------------------------------------------------------------------
R.B. Catell       -            -          1,700,561       722,140            2,422,701   19,147,215     3,123,101        22,270,316
------------------------------------------------------------------------------------------------------------------------------------
R.J. Fani         -            -             239,154      254,480              493,634    2,438,183     1,084,277         3,522,459
------------------------------------------------------------------------------------------------------------------------------------
W. P. Parker Jr.  -            -             295,221      233,580              528,801    2,898,579     1,044,358         3,942,937
------------------------------------------------------------------------------------------------------------------------------------
S. L. Zelkowitz   30,000       328,125       208,127      167,440              375,567    2,459,610        692,116        3,151,726
------------------------------------------------------------------------------------------------------------------------------------
G. Luterman       60,000       900,000       175,927      149,340              325,267    1,602,779        657,545        2,260,324
------------------------------------------------------------------------------------------------------------------------------------

Security Ownership of Management

The following table sets forth information as of March 10, 2005, with respect to the number of shares of Common Stock beneficially owned, Common Stock equivalents and performance shares credited to each director, each Named Executive Officer and all directors and executive officers as a group.

----------------------------- --------------------------- ------------------------------ ------------------ --------------------
Name of                       Amount and Nature of        Common Stock  Equivalents or   Performance        Percent of
Beneficial Owner              Beneficial Ownership of     Deferred Stock Units(1)        Shares(2)          Outstanding Common
                              Common Stock                                                                  Stock
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
R. B. Catell                          2,014,572(3) (4)      45,454                         64,980           1.25%
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
A. S. Christensen                        13,179             14,415                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
R. J. Fani                              331,513(3) (4)      16,834                         24,610           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
A. H. Fishman                            12,664             19,679                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
J. R. Jones                              10,975              9,658                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
J. L. Larocca                            13,973             11,407                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
G. C. Larson                                506              3,324                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
G. Luterman                             237,118(3) (4)       6,950                         12,750           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
S. W. McKessy                            10,461             16,429                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
E. D. Miller                             20,227             24,753                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
W. P. Parker Jr.                        386,699(3) (4)      17,367                         21,610           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
V. L. Pryor                                   0                942                              0           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
S. L. Zelkowitz                         272,097(3) (4)      13,731                         15,350           **
----------------------------- --------------------------- ------------------------------ ------------------ --------------------
All directors and                     4,649,118            266,624                        255,155           2.90%
executives as a group,
including those named
above, a total of 26
persons.
----------------------------- --------------------------- ------------------------------ ------------------ --------------------

**         Less than 1%.

(1) Includes Common Stock Equivalents or Deferred Stock Units. The term "Common Stock Equivalents" refers to units of value which track the performance of Common Stock. Such units do not possess voting rights and have been issued pursuant to the Directors' Deferred Compensation Plan. The term "Deferred Stock Units" also refers to units of value which track the performance of Common Stock. Such units do not possess voting rights and have been issued pursuant to the Officers' Deferred Stock Unit Plan.

(2) Performance shares have been granted with a three-year performance period with a threshold, target and maximum performance level. At threshold performance, 50% of the award shall be earned; at target, 100% of the award shall be earned; and at maximum, 150% of the award shall be earned.

(3) Includes shares of common stock issuable pursuant to options that are either currently exercisable or exercisable within 60 days of the date of this Proxy Statement as follows: Mr. Catell - 214,580 shares; Mr. Fani - 72,660 shares; Mr. Parker - 68,480 shares; Mr. Zelkowitz - 48,980 shares; and Mr. Luterman - 45,360 shares.

(4) Includes shares of restricted stock in the following amounts: Mr. Catell - 15,411 shares; Mr. Fani - 4,956 shares; Mr. Parker - 4,956 shares; Mr. Zelkowitz - 3,396; and Mr. Luterman - 8,396 (includes 5,000 shares of restricted stock granted to Mr. Luterman on February 24, 2005).

Security Ownership of Certain Beneficial Owners

As of March 10, 2005, there were no beneficial owners of more than 5% of the Company's Common Stock.

(c) CONTRACTS AND TRANSACTIONS WITH SYSTEM COMPANIES

Agreements with Executives

Employment Agreements

In September 1998, KeySpan entered into an employment  agreement with Mr. Robert
B. Catell relating to his services as Chairman and Chief Executive Officer which was amended on February 24, 2000 and June 26, 2002 (the "1998 Agreement"). The agreement covered the period beginning July 31, 1998 and ending July 31, 2005.

Effective January 1, 2005, the Company entered into a new Agreement (the "2005 Agreement"), which supersedes the 1998 Agreement, relating to Mr. Catell's service as Chairman and CEO. The 2005 Agreement provides for Mr. Catell's continued employment until July 31, 2006. However, this employment term may be extended until two years following the consummation of a Change of Control (as defined in the 2005 Agreement), if the Company enters into a definitive agreement that, if consummated, would result in a Change of Control and the Change of Control occurs. The period from the execution of the definitive agreement until two years following the consummation of the Change of Control is the Protection Period.

In addition to his base salary, annual and long-term incentive compensation and other employee benefits, Mr. Catell is entitled to a Supplemental Pension Benefit provided for in the 1998 Agreement and continued under the 2005 Agreement. Supplemental Benefits are determined based upon actual base salary and actual annual incentives paid. In the event the annual incentive target is decreased, Mr. Catell's Supplemental Pension Plan under the 2005 Agreement will be determined based upon the highest annual target level approved by the Board during the Executive's employment with the Company.

Mr. Catell's employment agreement also provides for severance benefits to be paid to him in the event his employment is terminated by KeySpan without cause or if Mr. Catell terminates his employment for good reason. The severance benefits to be provided during the Severance Period (as defined below) would include: (a) payment to Mr. Catell in a single lump sum of (i) all accrued obligations and (ii) the aggregate amount of salary and annual incentive compensation that he would have received had he remained employed through the end of the employment period; (b) continued accrual of Supplemental Executive Retirement Plan benefits (as provided in the agreement) during the severance period; (c) continuation of all other employee benefits; and (d) acceleration of vesting of all equity awards, as if he had remained employed by KeySpan during the Severance Period. If Mr. Catell's employment is terminated, the Severance Period is defined to mean the period from the date of termination through the end of the employment period.

If Mr. Catell voluntarily terminates his employment, other than for good reason, the Company shall pay the accrued obligations to Mr. Catell and he shall be entitled to his Supplemental Pension Benefits. If Mr. Catell is terminated without cause or resigns for good reason during the Protection Period, Mr. Catell will be provided with severance at a multiple of 2 times base salary and annual bonus, continued benefits and additional Supplement Pension Benefits accrual for the two year period following his termination. In the event that any payments Mr. Catell receives from the Company or otherwise are subject to a parachute excise tax, the Mr. Catell will be entitled to a gross-up payment in order to put him in the same after-tax position he would have been in without the imposition of the excise tax.

The Company has entered into a supplemental retirement agreement with Mr. Zelkowitz. The agreement provides one year of credited service for each year worked, up to a maximum of ten years, in the calculation of pension benefits. The maximum enhancement would provide an incremental benefit of 15% of the executive's final five-year average earnings under the current pension plan formula. In addition, at retirement, Mr. Zelkowitz will receive Company paid medical and dental coverage at the same level of employee contribution in effect at retirement, which will be grossed up for federal and state taxes. Mr.
Zelkowitz must remain employed through December 2006 in order to fully vest in this benefit. For retirement prior to this date, the benefit will vest pro-rata over a five-year period or 20% per year. If there is a change-in-control, termination without cause, or if Mr. Zelkowitz resigns for good reason, then the five-year vesting requirement will be waived and Mr. Zelkowitz will immediately vest in all additional service provided for in this agreement.

The Company has entered into a supplemental retirement agreement with Mr. Luterman. The agreement provides that Mr. Luterman will receive an annual supplemental retirement amount determined by multiplying Mr. Luterman's qualified and non-qualified pension accruals at age 62 by 35%. This annual supplemental amount will be aggregated with his actual qualified and non-qualified pension benefit at his retirement date. In addition, at retirement, Mr. Luterman will receive Company paid medical and dental coverage at the same level of employee contribution in effect at retirement, which will be grossed up for federal and state taxes. Mr. Luterman must remain employed through June 2005 in order to vest fully in this benefit. For retirement prior to this date, the supplemental amount will vest pro-rata over a three-year period. If there is a change-in-control, termination without cause, or if Mr. Luterman resigns for good reason, then the three-year vesting requirement will be waived and Mr. Luterman will immediately vest in all additional service provided for in this agreement.


(d) INDEBTEDNESS TO SYSTEM COMPANIES

None.


(e) PARTICIPATION IN BONUS AND PROFIT SHARING ARRANGEMENTS AND OTHER BENEFITS

The Corporate Annual Incentive Compensation Plan

The Board of Directors  adopted the Corporate Annual Incentive  Compensation and
Gain Sharing Plan (the "Corporate Plan") in September 1998. The awards to be earned under the Corporate Plan will be paid as cash (with the option to defer up to 50% of the award in any year, as discussed below) based upon annual performance results. For 2004, the performance measurement period included the twelve-month period from January 1, 2004 to December 31, 2004. The awards for this period were paid in March 2005. The Corporate Plan provides annual incentive awards to officers and all management employees who, by the nature and scope of their positions, regularly and directly make a significant contribution to the success of KeySpan in the achievement of corporate goals that the Committee believes are important to the shareholders of KeySpan. The specific corporate goals for the Corporate Plan are proposed by management and reviewed and approved by the Committee and the Board of Directors. The Corporate Plan is intended to improve shareholder return and corporate performance and includes goals which encourage growth in earnings per share, improved cash flow, business unit operating income, competitive positioning, customer satisfaction, control of operating expenses, employee diversity and other individual strategic initiatives. Incentive awards for 2004 performance are determined based upon Company performance, strategic business group performance and individual performance results, and are calculated as a percentage of cumulative base salary paid during 2004. The incentive award ranges are established annually by the Committee for eligible executives and management employees in the Corporate Plan. Incentive award levels are intended to provide awards that are competitive within the industry at target award levels when performance results are achieved.

With respect to the Chief Executive Officer, the incentive awards opportunity pursuant to the 2004 Corporate Plan ranged from zero, if below threshold performance levels, up to 80% of cumulative paid base salary at target performance levels, with a maximum award potential of 120% of cumulative paid base salary at maximum performance levels. For 2004, the Chief Executive Officer had a target award level of 80% of cumulative paid salary with performance criteria based upon consolidated earnings per share, cash flow, employee diversity, customer satisfaction and other individual strategic initiatives. Based upon actual 2004 results, an award payout of 101.5% of cumulative paid base salary was approved by the Committee and paid in March 2005. The amount reflected in the Summary Compensation table that was paid in March 2004 for performance during 2003 represented a payout of 112.7% of cumulative paid base salary. Upon the recommendation of Towers Perrin and the approval of the Committee and the Board, for the year 2005, the Chief Executive Officer's target award will increase from 80% of cumulative paid base salary to 100% of cumulative paid base salary, with a maximum award potential of 200% of cumulative paid base salary. All executives in the Corporate Plan have a portion of their incentive award linked directly to overall corporate performance goals, to the results achieved in their respective strategic business group and to their individual performance.

Pursuant to the Officers' Deferred Stock Unit Plan and consistent with the Company's desire to increase officer stock ownership in order to further align the interests of executives and shareholders, the Chief Executive Officer, the Named Executive Officers and certain other executives may elect to defer between 10% to 50% of their annual cash award under the Corporate Plan to purchase deferred stock units ("DSUs"), which track the performance of the Company's Common Stock but do not possess voting rights. Executives will also receive a 20% match by the Company on the amount deferred in each year. The DSUs must be deferred until retirement or resignation and are payable in Common Stock. The match component on the deferral will track the performance of the Company's Common Stock and will generally be payable in cash upon retirement or in the event of an executive's disability, death or upon change of control. The match is forfeited in the event of the executive's resignation prior to retirement. The Chief Executive Officer elected to defer 50% of his 2003 annual award, paid in March 2004 and 50% of his 2004 annual award, paid in March 2005, into a DSU account.

The Long-Term Performance Incentive Compensation Plan

As a result of the Committee's review of the competitiveness of KeySpan's total compensation program, and review of long-term incentive plans used by a majority of energy companies, the Committee recommended, and the Board of Directors adopted, the KeySpan Long-Term Performance Incentive Compensation Plan (the "Incentive Plan") in March 1999. The Incentive Plan was subsequently approved by the shareholders at the May 1999 Annual Meeting of Shareholders. On May 10, 2001, shareholders approved an amendment to the Incentive Plan that increased the authorized shares to a total of 19,250,000. As of February 24, 2005, approximately 17,330,885 stock options; 136,158 shares of restricted stock; and 574,965 performance shares have been awarded under the Incentive Plan.

The Incentive Plan provides for the award of incentive stock options, non-qualified stock options, performance shares and restricted shares to key employees, directors and consultants of KeySpan and its subsidiaries as determined by the Committee. The purpose of the Incentive Plan is to optimize KeySpan's performance through incentives that directly link the participant's goals to those of KeySpan's shareholders and to attract and retain participants who make significant contributions to the success of KeySpan.

The stock option component of the Incentive Plan entitles the participants to purchase shares of Common Stock at an exercise price per share determined by the Committee that is no less than the closing price of the Common Stock on the NYSE on the date of the grant. On March 10, 2004, based upon the performance of the Chief Executive Officer, the Committee approved a grant to Mr. Catell of 225,100 non-qualified stock options to purchase Common Stock at an exercise price of $37.54 (vesting on a pro-rata basis over a three or five-year period, depending upon Company performance, or pro-rata upon retirement using the full months of employment from the grant date to retirement, divided by 36 months). In addition, Mr. Catell was also awarded 32,280 performance shares. On February 24, 2005, the Committee approved a grant to Mr. Catell of 80,700 performance shares. Performance shares have been granted with a three-year performance period with a threshold, target and maximum performance level. Consistent with the stock option performance goal, performance shares will be measured by comparing KeySpan's cumulative three-year total shareholder return ("TSR"). At threshold performance, 50% of the award shall be earned; at target, 100% of the award shall be earned; and at maximum, 150% of the award shall be earned. If the threshold level of performance is not achieved all shares granted shall be forfeited. In the event of retirement, performance shares shall be distributed based upon results achieved at the end of the performance period and pro-rated through the date of retirement.

Since 2001, the option award process has included a performance goal feature in the stock option vesting schedule for officers which directly links TSR for KeySpan Common Stock to the options granted. The TSR goal measures the total return to shareholders of KeySpan Common Stock, including price appreciation and dividends. KeySpan's performance will be measured against the S&P Utility Group over a three-year performance period, with the goal for KeySpan's TSR to be at or above the median of those comprising the group. Options were granted with a five-year pro-rata vesting schedule. If KeySpan achieves its TSR goal at the end of the three-year performance period, then those options that are not yet vested will vest immediately. If the TSR goal is not achieved in year three, the remaining unvested options will continue to vest on the five-year schedule.

On February 24, 2005, the Committee approved an aggregate of 1,029,000 non-qualified stock options, 214,600 performance shares and 8,750 restricted stock shares that were granted to all officers as a group. The grants of non-qualified stock options and performance shares that were made to executives generally were determined on the basis of the executive's performance and position within KeySpan and the level of such executive's compensation to focus such executives on the long-term interests of shareholders. The Committee believes that performance based stock options and performance shares are directly linked to KeySpan's shareholder value.

Commencing in 2003, the Company began expensing stock options on a prospective basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123.

Policy with Respect to Section 162(m) Deduction Limit

Under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Company cannot deduct compensation in excess of $1,000,000 paid in any year to the Chief Executive Officer or any of the Named Executive Officers whose compensation must be detailed in the Proxy Statement. Certain benefit plans and compensation paid under plans that are performance based are not subject to the $1,000,000 annual limit if certain requirements are satisfied. Although the Company's compensation policy is designed to relate compensation to performance, certain payments do not meet such requirement because they allow the Committee and the Board to exercise discretion in setting compensation. The Committee is of the opinion that it is in the Company's best interest for the Committee and the Board to retain discretion in order to preserve flexibility in compensating such executive officers, especially in light of an increasingly competitive marketplace.

KeySpan Executive Stock Ownership Policy

In January 2005, the Committee adopted the KeySpan Executive Stock Ownership Policy which modifies and expands on the guidelines which were approved by the Compensation and Management Development Committee (formerly the Compensation and Nominating Committee) in 2002. The policy requires increased ownership of KeySpan Common Stock and the retention of underlying shares upon the exercise of stock options by directors and officers. The policy establishes target levels of ownership of KeySpan stock for officers which must be achieved within a five-year period (beginning in 2003, or later, if applicable). Officers that do not meet the stock ownership requirements or are not on target to meet such requirements will be subject to certain remedial actions by the Corporation.

KeySpan's officers are expected to own shares of KeySpan stock with a value equal to a specific multiple of such officer's base salary, as indicated below:

                                                           Target Level
            Executive Level                          (Multiple of Base Salary)
            ---------------                          -------------------------

            Chief Executive Officer                            5 times
            Chief Operating Officer                            4 times
            Presidents                                         3 times
            Executive Vice Presidents                          2 times
            Senior Vice Presidents                             1.5 times
            Vice Presidents                                    1 times

The shares accounted for in calculating the stock ownership levels include the following:

o          open market purchases;
o          stock acquired upon the exercise of options;
o          restricted shares;
o shares held in the 401(k) plan, the Employee Discount Stock Purchase Plan and the Investor Program (Dividend Reinvestment Plan);
o          shares held in Deferred Compensation Plans; and
o performance shares (calculated at 50% of the total performance shares held).

Due to the fact that the market price of KeySpan's Common Stock is generally considered the strongest indicator of overall corporate performance, the policy provides a strong incentive to participants by linking compensation to the future value of KeySpan's Common Stock.

Compensation Under Retirement Plans

The Company's retirement plan provides retirement benefits based upon the individual participant's years of service and final average annual compensation (as defined below). The following table sets forth the estimated annual retirement benefits (exclusive of Social Security payments) payable to the Named

Executive   Officers  in  the  specified   compensation   and   years-of-service
categories, assuming continued active service until normal retirement age and that the Company's retirement plan is in effect at such time.

                                                                            Benefits ($)
                                                                          Years of Service
                   --------------------------------------------------------------------------------------------------- -- ----------
Remuneration ($)     15           20            25           30            35             40               45                50
------------
                   ---------    ---------     ---------    ----------    ---------     -------------    --------------    ----------
275,000. . . .     61,875       82,500        103,125      123,750       144,375       165,000          185,625           206,250
350,000. . . .     75,750       105,000       131,250      157,500       183,750       210,000          236,500           262,500
425,000. . . .     95,625       127,500       159,375      191,250       223,125       255,000          286,875           318,750
500,000. . . .     112,500      150,000       187,500      225,000       262,500       300,000          337,500           375,000
575,000. . . .     129,375      172,500       215,625      258,750       301,875       345,000          388,125           431,250
650,000. . . .     146,250      195,000       243,750      292,500       341,250       390,000          438,750           487,500
725,000. . . .     163,125      217,500       271,875      326,250       380,625       435,000          489,375           543,750
800,000. . . .     180,000      240,000       300,000      360,000       420,000       480,000          540,000           600,000
875,000. . . .     196,875      262,500       328,125      393,750       459,375       525,000          590,625           656,250
950,000. . . .     213,750      285,000       356,250      427,500       498,750       570,000          641,250           712,500
1,025,000. . .     230,625      307,500       384,375      461,250       538,125       615,000          691,875           768,750
1,100,000. . .     247,500      330,000       412,500      495,000       577,500       660,000          742,500           825,000
1,175,000. . .     264,375      352,500       440,625      528,750       616,875       705,000          793,125           881,250
1,250,000. . .     281,250      375,000       468,750      562,500       656,250       750,000          843,750           937,500
1,325,000. . .     298,125      397,500       496,875      596,250       695,625       795,000          894,375           993,750
1,400,000. . .     315,000      420,000       525,000      630,000       735,000       840,000          945,000           1,050,000
1,475,000. . .     331,875      442,500       553,125      663,750       774,375       885,000          995,625           1,106,250
1,550,000. . .     348,750      465,000       581,250      697,500       813,750       930,000          1,046,250         1,162,500
1,625,000. . .     365,625      487,500       609,375      731,250       853,125       975,000          1,096,875         1,218,750
1,700,000. . .     382,500      510,000       637,500      765,000       892,500       1,020,000        1,147,500         1,275,000
1,775,000. . .     399,375      532,500       665,625      798,750       931,875       1,065,000        1,198,125         1,331,250
1,850,000. . .     416,250      555,000       693,750      832,500       971,250       1,110,000        1,248,750         1,387,500

For purposes of the retirement plan, the final average annual compensation is the average annual compensation for the highest five consecutive years of earnings during the last ten years of credited service.[1] The annual salary and bonus for the current year for the Named Executive Officers is indicated in the Annual Compensation columns of the Summary Compensation Table.

The number of years of credited service for R. B. Catell, the Chairman and Chief Executive Officer, based on continued service to age 70 and pursuant to the terms of his employment agreement, will result in Mr. Catell retiring with 48 years of service. The number of years of credited service for each of the other Named Executive Officers based on continued service with the Company to age 65, normal retirement age, will be as follows: R. J. Fani - 43 years, W. P. Parker Jr. - 44 years, S.L. Zelkowitz - 18 years, and G. Luterman - 11 years.[2]

---------
1 For purposes of determining the pension benefit for Mr. Catell, the final average annual compensation will be based upon 65% of his highest three years of earnings (excluding any earnings from LTIP) offset by 50% of his primary social security benefit.

2 Pursuant to the Supplemental Retirement agreements described below, both Mr. Zelkowitz and Mr. Luterman receive certain retirement benefits in addition to the amounts set forth above.

The Code limits the annual compensation taken into consideration for, and the maximum annual retirement benefits payable to, a participant under the Company's retirement plan. For 2004, these limits were $205,000 and $165,000, respectively. Annual retirement benefits attributable to amounts in excess of these limits are provided for under the Company's excess benefit plan and not under the Company's retirement plan.

Senior Executive Change of Control Severance Plan

As of February 24, 2005, with the exception of Mr. Catell, 45 officers of the Company and certain subsidiaries will participate in the Senior Executive Change of Control Severance Plan (the "Change of Control Plan"). The Change of Control Plan, as amended, provides for the payment of severance and other benefits upon certain qualifying terminations of such executives within two (2) years of a "change of control" of the Company (as defined in the Change of Control Plan). The protection period under the Change of Control Plan commences upon the date that KeySpan enters into a definitive agreement, the transaction contemplated by which will, when consummated, constitute a change of control under the Change of Control Plan and will continue for a period of two years after the effective date of the actual change of control. The benefits payable under the Change of Control Plan generally provide for (i) the payment of the sum of the executive's base salary, incentive compensation and compensation previously deferred by the executive, all through the date of termination; (ii) the payment of an amount equal to three times an executive's base salary and incentive compensation for any President, any Executive Vice President and certain Senior Vice Presidents of KeySpan and certain subsidiaries and two times an executive's base salary and incentive compensation for other officers; (iii) the payment of amounts under retirement plans; and (iv) the continuation of certain other benefits for a period of two to three years depending on the executive's position with the Company. On October 29, 2003, the Board of Directors authorized a five year extension of the Change of Control Plan. The Change of Control Plan expires October 30, 2008, unless extended for an additional period by the Board of Directors; provided that, following a change of control, the Change of Control Plan shall continue until after all the executives who become entitled to any payments thereunder shall have received such payments in full.


(f) RIGHTS TO INDEMNITY

Directors and Officers Liability Insurance and Indemnity

KeySpan has director and officer ("D&O") liability insurance for the purpose of reimbursing the Company when it has indemnified its directors and officers. D&O liability insurance also provides direct payment to KeySpan's directors and officers under certain circumstances when KeySpan has not previously provided indemnification. KeySpan also has liability insurance which provides fiduciary coverage for KeySpan, its directors, officers and employees for any alleged breach of fiduciary duty under the Employee Retirement Income Security Act. The D&O insurance was purchased from Associated Electric & Gas Insurance Services, Energy Insurance Mutual, Zurich American, Hartford, Starr Excess, Quanta and Liberty Mutual for a one year period commencing May 28, 2004 at a cost of $3,270,835. Fiduciary Liability was purchased from the American International Group, CHUBB, Zurich American, and Energy Insurance Mutual commencing August 26, 2004 at a cost of $666,552. The company plans to renew both programs upon expiration.


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

Expenditures, disbursements or payments during the year, in money, goods or services, directly or indirectly, to or for the account of:

(1) Any political party, candidate for public office or holder of such office, or any committee or agent thereof.

     In 2004, KeySpan Ravenswood LLC made a monetary contribution of $25,000 into the account of KeySpan Energy State Political Action Committee ("KeysPAC"). KeysPAC is a registered and reporting state political action committee established in accordance with the laws of the State of New York that independently makes political contributions to local candidates in accordance with New York State Board of Elections rules. The $25,000 contribution to KeysPAC was made and reported in accordance with New York law.

(2)  Any citizens group or public relations counsel.

None.



ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                              Calendar Year 2004**

                           Company          Company                             In Effect
Nature of                  Performing       Receiving                           Date of          On Dec. 31st
Transactions               Service          Service           Compensation      Contract         (Yes or No)
----------------           --------------   ------------      ----------------- -----------      ----------------

Misc. Field Operations     KeySpan          KeySpan
                           Energy           Services, Inc.    $  233,472        N/A              N/A
                           Services Inc.
                                            KeySpan
                                            Energy
                                            Supply, Inc.      $   10,330        N/A              N/A

** Certain contracts for miscellaneous services aggregating less than $100,000 in consideration therefore, or which involve exempt wholesale generators, or which are exempted by Rules 81, 85, 87(a)(3), 87(b)(2), 87(b)(4) and/or 87(b)(5) have been omitted.


Part. II. Contracts to purchase services or goods between any System company and
(i) any affiliate company (other than a System company); or (ii) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities.

None.


Part III. Employment of any other person, by any System company, for the performance on a continuing basis, of management, supervisory or financial advisory services.

None.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. The following table shows the required information for investment in exempt wholesale generation and foreign utility companies as of December 31, 2004:

Foreign Utility Companies (FUCO):

None.

Exempt Wholesale Generators (EWG):

(a) Company name, business address, facilities and interest held
                  KeySpan-Ravenswood, LLC, One MetroTech Center, Brooklyn, NY 11201; Owns and operates the 2,450-megawatt Ravenswood electric-generating facility; KeySpan Corporation owns 100%.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

                  Capital invested - $921.514 million.[3]
                  Recourse debt - None.
                  Guarantees - None.[4]
                  Asset transfers - None.

(c)               Debt to equity ratio and earnings
                  Debt to equity ratio - 0%; Earnings - $64.1 million

(d) Contracts for service, sales or construction with affiliates There is a service level agreement between KeySpan-Ravenswood, LLC and KeySpan Corporate Services LLC. Additionally, KeySpan-Ravenswood Services Corp. operates the plant.

(a) Company name, business address, facilities and interest held

                    KeySpan-Port Jefferson Energy Center, LLC, One MetroTech Center, Brooklyn, NY 11201; is a Delaware corporation and is an exempt wholesale generator ("EWG"). KeySpan-Port Jefferson developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. It sells wholesale capacity, energy and ancillary services at market based rates approved by the Federal Energy Regulatory
                    Commission ("FERC"). The facility commenced commercial operations on July 1, 2002. Pursuant to its market based rate authority, KeySpan-Port Jefferson entered into an agreement with the Long Island Power Authority ("LIPA") to sell all the capacity, energy and ancillary services from the facility for twenty (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

                  Capital invested - $104.380 million
                  Recourse debt - None.
                  Guarantees - None.[5]

--------
3 $381 million of the total capital has been invested in an expansion to the Ravenwood facility. The expansion is a 250-megawatt state-of-the-art gas-fired combined-cycle electric generating facility.

4 To finance this facility, KeySpan entered into a leveraged lease financing arrangement. In May 2004, the facility was acquired by a lessor from our subsidiary, KeySpan Ravenswood, LLC, and simultaneously leased back to it. All the obligations of our subsidiary under the lease have been unconditionally guaranteed by KeySpan. The Master Lease guarantee obligations in the aggregate are $425 million. The sale and lease-back guarantee obligations in the aggregate are $385 million.

5 At December 31, 2004 KeySpan had outstanding $128.3 million of tax-exempt bonds with a 5.25% coupon maturing in June 2027. Fifty-three million dollars of these Industrial Development Revenue Bonds were issued in its behalf through the Nassau County Industrial Development Authority for the construction of the Glenwood electric- generation peaking plant and the balance of $75 million was issued in its behalf by the Suffolk County Industrial Development Authority for the Port Jefferson electric-generation peaking plant. KeySpan has guaranteed all payment obligations of our subsidiaries with regard to these bonds.

                  Asset transfers - None.

(c) Debt to equity ratio and earnings

                  Debt to equity ratio - 74.02%; Earnings - $3.4 million
(d) Contracts for service, sales or construction with affiliates

                  There is a service agreement between KeySpan-Port Jefferson with each of KeySpan Corporate Services LLC and KeySpan Engineering and Survey, Inc.


(a) Company name, business address, facilities and interest held

                    KeySpan-Glenwood Energy Center, LLC, One MetroTech Center, Brooklyn, NY 11201; is a Delaware corporation and is an exempt wholesale generator ("EWG"). KeySpan-Glenwood developed and constructed a 79.9 megawatt electric peaking facility on Long Island, New York. It sells wholesale capacity, energy and ancillary services at market based rates approved by the Federal Energy Regulatory Commission ("FERC"). The facility commenced commercial operations on June 1, 2002. Pursuant to its market based rate authority, KeySpan-Glenwood entered into an agreement with the Long Island Power Authority ("LIPA") to sell all the capacity, energy and ancillary services from the facility for twenty
                    (20) years. LIPA provides electricity to approximately 1 million customers on Long Island.

(b) Capital invested, recourse debt, guarantees and transfer of assets between affiliates

                  Capital invested - $94.322 million
                  Recourse debt - None.
                  Guarantees - None.[6]
                  Asset transfers - None.

(c) Debt to equity ratio and earnings

                  Debt to equity ratio - 68.78%; Earnings - $3.2 million

(d) Contracts for service, sales or construction with affiliates

                    There is a service agreement between  KeySpan-Glenwood  with
                    each  of  KeySpan   Corporate   Services   LLC  and  KeySpan
                    Engineering and Survey, Inc.


Part II.

See Exhibit's G and H


Part III.

KeySpan Corporation's aggregate investment in FUCO's is $0 and its aggregate investment in EWG's is $1.1 billion as of December 31, 2004. KeySpan
Corporation's aggregate investment in FUCO's and EWG's is 19.53% of its aggregate capital investment in its domestic public-utility subsidiary companies.




6 See footnote 5 above.

ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

(Filed confidentially pursuant to Rule 104)

                                    EXHIBIT A




        The KeySpan Corporation Annual Report on Form 10-K for the Period from January 1, 2004 to December 31, 2004, and the exhibits thereto, filed on behalf of itself and each of its subsidiaries is incorporated by reference herein as if the same were filed in its entirety herewith.

                                    EXHIBIT B

        Each of the following documents, unless otherwise provided herein, has been filed as Exhibit 3.1 to KeySpan Corporation's Annual Report on Form 10-K for the Period from January 1, 2004 to December 31, 2004, and is incorporated by reference herein as if the same were filed in its entirety herewith:

          Certificate of Incorporation of the Company effective April 16, 1998, Amendment to Certificate of Incorporation of the Company effective May 26,1998, Amendment to Certificate of Incorporation of the Company effective June 1, 1998, Amendment to the Certificate of Incorporation of the Company effective April 7, 1999 and Amendment to the Certificate of Incorporation of the Company effective May 20, 1999 (filed as Exhibit 3.1 to the Company's Form 10-Q for the quarterly period ended June 30, 1999).

        Each of the following documents, unless otherwise provided herein, has been filed as Exhibit 3.2 to KeySpan Corporation's Annual Report on Form 10-K for the Period from January 1, 2004 to December 31, 2004, and is incorporated by reference herein as if the same were filed in its entirety herewith:

          ByLaws of the Company as amended June 25, 2003 (filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended June 30, 2003).

                                   Exhibit C

     Each of the following documents, unless otherwise provided herein, has been filed under the exhibit number indicated below as an exhibit to KeySpan Corporation's Annual Report on Form 10-K for the period from January 1, 2004 to December 31, 2004 and is incorporated by reference herein as if the same were filed in its entirety herewith:


Exhibit
Number
from
Form 10-K         Exhibit
---------         -------



     4.1-aIndenture, dated as of November 1, 2000, between KeySpan Corporation and the Chase Manhattan Bank, as Trustee, with respect to the issuance of Debt Securities (filed as Exhibit 4-a to Amendment No. 1 to Form S-3 Registration Statement No. 333-43768 and filed as Exhibit 4-a to the Company's Form 8-K on November 20, 2000)

     4.1-bForm of Note issued in connection with the issuance of the 7.625% notes issued on November 20, 2000 (filed as Exhibit 4-c to the Company's Form 8-K on November 20, 2000)

     4.1-cForm of Note issued in connection with the issuance of the 8.0% notes issued on November 20, 2000 (filed as Exhibit 4-d to the Company's Form 8-K on November 20, 2000)

     4.2-aIndenture,  dated  December 1, 1999,  between  KeySpan and KeySpan Gas
          East Corporation, the Registrants, and the Chase Manhattan Bank, as Trustee, with respect to the issuance of Medium-Term Notes, Series A, (filed as Exhibit 4-a to Amendment No. 1 to the Company's and KeySpan Gas East Corporation's Form S-3 Registration Statement No. 333-92003)

     4.2-bForm of Medium-Term Note issued in connection with the issuance of KeySpan Gas East Corporation 7 7/8% notes issued on February 1, 2000 (filed as Exhibit 4 to the Company's Form 8-K on February 1, 2000)

     4.2-cForm of Medium-Term Note issued in connection with the issuance of KeySpan Gas East Corporation 6.9% notes issued on January 19, 2001 (filed as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2000)

     4.3 Credit Agreement among KeySpan Corporation, the several Lenders, ABN AMRO Bank N.V. and Citibank, N.A., as co-syndication agents, The Bank of New York and The Royal Bank of Scotland plc, as co-documentation agents, and JPMorgan Chase Bank, as administrative agent for $640 million, dated as of June 30, 2004 (filed as Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2004)

     4.4-aCredit  Agreement  among  KeySpan  Corporation,  the several  Lenders,
          Citibank N.A., as Syndication Agent, Bank of New York and The Royal Bank of Scotland PLC, as Co-Documentation Agents, and JP Morgan Chase Bank, as Administrative Agent for $850 million, dated as of June 27, 2003 (filed as Exhibit 4.1 to the Company's Form 10-Q for the quarterly period ended June 30, 2003)

     4.4-bFirst  Amendment to Credit  Agreement  dated as of June 27, 2003 among
          KeySpan Corporation, the several Lenders, Citibank N.A., as Syndication Agent, The Bank of New York and The Royal Bank of Scotland plc, as co-documentation agents, and JPMorgan Chase Bank, as administrative agent to reduce the amount from $850 million to $660 million, dated as of June 25, 2004 (filed as Exhibit 4.2 to the Company's Form 10-Q for the quarterly period ended June 30, 2004)

     4.5-aParticipation  Agreements  dated  as  of  February  1,  1989,  between
          NYSERDA and The Brooklyn Union Gas Company relating to the Adjustable Rate Gas Facilities Revenue Bonds ("GFRBs") Series 1989A and Series 1989B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1989)

     4.5-bIndenture  of Trust,  dated  February  1, 1989,  between  NYSERDA  and
          Manufacturers Hanover Trust Company, as Trustee, relating to the Adjustable Rate GFRBs Series 1989A and 1989B (filed as Exhibit 4 to the Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1989)

     4.5-cFirst Supplemental  Participation Agreement dated as of May 1, 1992 to
          Participation Agreement dated February 1, 1989 between NYSERDA and The Brooklyn Union Gas Company relating to Adjustable Rate GFRBs, Series 1989A & B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

     4.5-dFirst  Supplemental  Trust  Indenture dated as of May 1, 1992 to Trust
          Indenture dated February 1, 1989 between NYSERDA and Manufacturers Hanover Trust Company, as Trustee, relating to Adjustable Rate GFRBs, Series 1989A & B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

     4.6-aParticipation Agreement, dated as of July 1, 1991, between NYSERDA and The Brooklyn Union Gas Company relating to the GFRBs Series 1991A and 1991B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1991)

     4.6-bIndenture of Trust, dated as of July 1, 1991, between NYSERDA and Manufacturers Hanover Trust Company, as Trustee, relating to the GFRBs Series 1991A and 1991B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1991)

     4.7-aParticipation Agreement, dated as of July 1, 1992, between NYSERDA and The Brooklyn Union Gas Company relating to the GFRBs Series 1993A and 1993B (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1992)

     4.7-bIndenture of Trust, dated as of July 1, 1992, between NYSERDA and Chemical Bank, as Trustee, relating to the GFRBs Series 1993A and 1993B (filed as Exhibit 4 to The Brooklyn Union Gas Company Form 10-K for the year ended September 30, 1992)

     4.8-aFirst Supplemental Participation Agreement dated as of July 1, 1993 to Participation Agreement dated as of June 1, 1990, between NYSERDA and The Brooklyn Union Gas Company relating to GFRBs Series C (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1993)

     4.8-bFirst  Supplemental  Trust Indenture dated as of July 1, 1993 to Trust
          Indenture dated as of June 1, 1990 between NYSERDA and Chemical Bank, as Trustee, relating to GFRBs Series C (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1993)

     4.9-aParticipation  Agreement,  dated July 15,  1993,  between  NYSERDA and
          Chemical Bank, as Trustee, relating to the GFRBs Series D-1 1993 and Series D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

     4.9-bIndenture of Trust,  dated July 15, 1993, between NYSERDA and Chemical
          Bank, as Trustee, relating to the GFRBs Series D-1 1993 and D-2 1993 (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form S-8 Registration Statement No. 33-66182)

     4.10-a Participation Agreement,  dated January 1, 1996, between NYSERDA and
          The Brooklyn Union Gas Company relating to GFRBs Series 1996 (filed as
          Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1996)

     4.10-b  Indenture  of Trust,  dated  January 1, 1996,  between  NYSERDA and
          Chemical  Bank,  as Trustee,  relating to GFRBs  Series 1996 (filed as
          Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1996)

     4.11-a  Participation  Agreement,  dated as of  January  1,  1997,  between
          NYSERDA and The Brooklyn Union Gas Company relating to GFRBs 1997 Series A (filed as Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1997)

     4.11-b Indenture of Trust, dated January 1, 1997, between NYSERDA and Chase
          Manhattan Bank, as Trustee,  relating to GFRBs 1997 Series A (filed as
          Exhibit 4 to The Brooklyn Union Gas Company's Form 10-K for the year ended September 30, 1997)

     4.11-c Supplemental Trust Indenture, dated as of January 1, 2000, by and between New York State NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the GFRBs 1997 Series A (filed as Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 1999)

     4.12-a Participation Agreement dated as of December 1, 1997 by and between NYSERDA and Long Island Lighting Company relating to the 1997 EFRBs, Series A (filed as Exhibit 10(a) to the Company's Form 10-Q for the quarterly period ended September 30, 1998)

     4.12-b Indenture of Trust, dated as of December 1, 1997, by and between NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the 1997 Electric Facilities Revenue Bonds (EFRBs), Series A (filed as Exhibit 10(a) to the Company's Form 10-Q for the quarterly period ended September 30, 1998)

     4.13-a Participation Agreement, dated as of October 1, 1999, by and between NYSERDA and KeySpan Generation LLC relating to the 1999 Pollution Control Refunding Revenue Bonds, Series A (filed as Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 1999)

     4.13-b Trust Indenture, dated as of October 1, 1999, by and between NYSERDA and The Chase Manhattan Bank, as Trustee, relating to the 1999 Pollution Control Refunding Revenue Bonds, Series A (filed as Exhibit
          4.10 to the Company's Form 10-K for the year ended December 31, 1999)

     4.14-a Lease  Agreement,  dated as of November 1, 2003,  by and between the
          Suffolk County Industrial Development Agency and KeySpan-Port Jefferson Energy Center, LLC (filed as Exhibit 4.14-a to the Company's Form 10-K for the year ended December 31, 2003)

     4.14-b Company Lease Agreement, dated as of November 1, 2003, by and between KeySpan-Port Jefferson Energy Center, LLC and the Suffolk County Industrial Development Agency (filed as Exhibit 4.14-b to the Company's Form 10-K for the year ended December 31, 2003)

     4.14-c Guaranty, dated as of November 26, 2003, from KeySpan Corporation to the Suffolk County Industrial Development Agency (filed as Exhibit 4.14-c to the Company's Form 10-K for the year ended December 31,
          2003)

     4.15-a Lease Agreement, dated as of November 1, 2003, by and between the Nassau County Industrial Development Agency and KeySpan-Glenwood Energy Center, LLC (filed as Exhibit 4.15-a to the Company's Form 10-K for the year ended December 31, 2003)

     4.15-b Company  Lease  Agreement,  dated as of  November  1,  2003,  by and between KeySpan-Glenwood Energy Center, LLC and the Nassau County Industrial Development Agency (filed as Exhibit 4.15-b to the Company's Form 10-K for the year ended December 31, 2003)

     4.15-c Guaranty, dated as of November 26, 2003, from KeySpan Corporation to the Nassau County Industrial Development Agency (filed as Exhibit 4.14-c to the Company's Form 10-K for the year ended December 31,
          2003)

     4.16 Indenture, dated as of December 1, 1989, between Boston Gas Company and The Bank of New York, as Trustee (filed as Exhibit 4.2 to Boston Gas Company's Form S-3 (File No. 33-31869))

     4.17 Agreement of Registration, Appointment and Acceptance, dated as of November 18, 1992, among Boston Gas Company, The Bank of New York, as Resigning Trustee, and The First National Bank of Boston, as Successor Trustee (filed as an Exhibit to Boston Gas Company's S-3 Registration Statement (File No. 33-31869))

     4.18 Second Amended and Restated First Mortgage Indenture for Colonial Gas Company, dated as of June 1, 1992 (filed as Exhibit 4(b) to Colonial Gas Company's Form 10-Q for the quarter ended June 30, 1992)

     4.19 First Supplemental Indenture for Colonial Gas Company dated as of June 15, 1992 (filed as Exhibit 4(c) to Colonial Gas Company's Form 10-Q for the quarter ended June 30, 1992)

     4.20 Second Supplemental Indenture for Colonial Gas Company dated as of September 27, 1995 (filed as Exhibit 4(c) to Colonial Gas Company's Form 10-K for the fiscal year ended December 31, 1995)

     4.21 Amendment to Second Supplemental Indenture for Colonial Gas Company dated as of October 12, 1995 (filed as Exhibit 4(d) to Colonial Gas Company's Form 10-K for the fiscal year ended December 31, 1995)

     4.22 Third Supplemental Indenture for Colonial Gas Company dated as of December 15, 1995 (filed as Exhibit 4(f) to Colonial Gas Company's Form S-3 Registration Statement dated January 5, 1998)

     4.23 Fourth Supplemental Indenture for Colonial Gas Company dated as of March 1, 1998 (filed as Exhibit 4(l) to Colonial Gas Company's Form 10-Q for the quarter ended March 31, 1998)

     4.24 Trust Agreement, dated as of June 22, 1990, between Colonial Gas Company, as Trustor, and Shawmut Bank, N.A., as Trustee (filed as
          Exhibit 10(d) to Colonial Gas Company's Form 10-Q for the quarterly period ended June 30, 1990)

     4.25 Letter of Credit and Reimbursement Agreement, dated December 9, 2003, by and between KeySpan Generation LLC and Royal Bank of Scotland Bank PLC (filed as Exhibit 4.34 to the Company's Form 10-K for the year ended December 31, 2003)

                                    EXHIBIT D

                  KEYSPAN CORPORATION AND SUBSIDIARY COMPANIES
                  INTERCOMPANY INCOME TAX ALLOCATION AGREEMENT

                  KEYSPAN CORPORATION AND SUBSIDIARY COMPANIES
                  INTERCOMPANY INCOME TAX ALLOCATION AGREEMENT

     WHEREAS, KeySpan Corporation, a corporation organized under the laws of the State of New York ("KeySpan") and a registered holding company under the Public Utility Holding Company Act of 1935 ("Act"), together with its subsidiary companies, direct and indirect, listed as parties hereto, comprise the members of the KeySpan consolidated group which will join annually in the filing of a consolidated federal income tax return, and it is now the intention of KeySpan and its subsidiaries, direct and indirect, (hereinafter collectively referred to as the "KeySpan Group"), to enter into an agreement for the allocation of current federal income taxes; and

     WHEREAS, certain members of the KeySpan Group will join annually in the filing of certain consolidated state income tax returns (to the extent permitted or required under applicable state income tax laws), and it is now the intention of the KeySpan Group to enter into an agreement for the allocation of current state income taxes; and

     WHEREAS, by order dated November 7, 2000 and corrected by an order dated December 1, 2000, the Securities and Exchange Commission has authorized KeySpan and its subsidiaries to enter into this agreement effective for the calendar year ended December 31, 2000 and all subsequent years and to allocate consolidated, combined, and/or unitary (hereinafter, "consolidated") income taxes in the manner herein provided; and

     NOW, THEREFORE, each member ("Member") of the KeySpan Group does hereby covenant and agree with one another that the current consolidated income tax liabilities of the KeySpan Group shall be allocated as follows:

                                   ARTICLE I.

                         DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following terms shall have the following respective meanings:

     "Acquisition Indebtedness" means indebtedness incurred by KeySpan to finance the acquisition (including related costs) by KeySpan of all of the issued and outstanding stock of Eastern Enterprise Group (as defined below) and any renewals or extensions thereof. Acquisition Indebtedness also includes indebtedness incurred by KeySpan for the purpose of refinancing the indebtedness relating to the acquisition (including related costs) of all of the issued and outstanding stock of Eastern Enterprise Group.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Group" means KeySpan and all of its subsidiaries which, from time to time, may be included in any (i) federal income tax return filed by KeySpan in accordance with sections 1501 and 1502 of the Code or (ii) Other Return.

     "Consolidated Return" means any consolidated federal income tax return or Other Return filed by KeySpan whether before or after the date hereof, which includes one or more Members of the KeySpan Group in a consolidated, combined or unitary group of which KeySpan is common parent.

     "Consolidated Return Year" means any period during which KeySpan files a consolidated federal income tax return or Other Return that includes one or more Members of the KeySpan Group in a consolidated, combined or unitary group of which KeySpan is a common parent.

     "Consolidated Taxable Income" is the taxable income of the Consolidated Group as computed for federal or state income tax purposes.

     "Consolidated Tax Liability" means, with reference to any taxable period, the consolidated, combined or unitary tax liability (including any interest, additions to tax and penalties) of the Consolidated Group for such taxable period (including the consolidated federal income tax liability and other consolidated, combined or unitary liability for Other Taxes).

     "Corporate Taxable Income" means the income or loss of an associate company for a tax year computed as though company had filed a separate return on the same basis as used in the Consolidated Return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions eliminated in the Consolidated Return shall be given appropriate effect.

     "Designated Official" means the Director, Corporate Tax of KeySpan or such other official assigned the responsibilities for KeySpan corporate income taxes.

     "Eastern Enterprise Group" means Eastern Enterprises, Inc. (now known as KeySpan New England LLC) and each of its subsidiaries.

     "Other Return" means any consolidated, combined or unitary return of Other Taxes filed by KeySpan or another Member of the KeySpan Group, whether before or after the date hereof, which covers the operations of one or more Members of the KeySpan Group.

     "Other Taxes" means any taxes (including any interest and penalties) payable by KeySpan or another Member of the KeySpan Group to the government of any state, municipal or other political subdivision, including all agencies and instrumentalities of such government.


"Person" means any individual, partnership, firm, corporation, limited liability company, joint stock company, unincorporated association, joint venture, trust or other entity or enterprise, or any government or political subdivision or agency, department or instrumentality thereof.

     "Regulations" means the Treasury Regulations promulgated under the Code.

     "Separate Return Tax" means the tax on the Corporate Taxable Income of a corporation which is a Member computed for purposes of this Agreement as though such company were not a Member of a consolidated group.

Section 1.2 References, Etc. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined herein in the singular shall have the same meanings in the plural and vice versa. All References herein to any Person includes such Person's successors and assigns. All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement. In this Agreement, unless a clear contrary intention appears, the word "including" (and with correlative meaning "include") means "including but not limited to".

                                   ARTICLE II.

           Preparation and Filing of Tax Returns; Allocation of Taxes

Section 2.1 Federal Returns.

     (a) A U .S. consolidated federal income tax return shall be prepared and filed by KeySpan for each taxable year in respect of which this Agreement is in effect and for which the Consolidated Group is required or permitted to file a consolidated federal income tax return. KeySpan and all its subsidiaries shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of such returns.

     (b) (i) The Consolidated Group will elect, on a timely basis, in accordance with Code Section 1552(b) and Section 1.1552-1 (c)(2) of the Regulations to allocate its consolidated tax liability (other than alternative minimum tax ("AMT") and its related credits) among its Members under the method described in Sections 1.1502-33(d)(3) and 1.1552-1(a)(2) commencing with the consolidated taxable year ended December 31, 2000. The fixed percentage to be used for purposes of Regulations section 1.1502-33(d)(3)(i) is 100%. The general effect of such method is to first allocate the consolidated tax liability among the Members of the Consolidated Group on the basis of the percentage of the total consolidated tax which the tax of such Member (other than AMT and its related credits) if computed on a separate return basis would bear to the total amount of the taxes (other than AMT and its related credits) for all Members of the group so computed. Then such method allocates an additional amount (the "Tax

Benefit Amount") to each Member up to, but not greater than, the excess, if any, of its Separate Return Tax liability (other than AMT and its related credits) over the amount allocated to such Member in the previous sentence. The total of the Tax Benefit Amounts allocated to Members shall result in payments to, and an increase in the earnings and profits of, the Members who had items of deduction, loss or credits to which such Tax Benefit Amount is attributable. This election is intended to comply with Rule 45(c)(5) under the Act, as modified by Section 2(d) below.

     (ii) The allocation of the alternative minimum tax liability incurred by the KeySpan Group and the resulting minimum tax credit shall be allocated in the manner set forth in Proposed and Temporary Treasury Regulation Sections 1.1502-55. This method generally allocates (i) any AMT paid by the KeySpan Group based on the relative separate adjusted AMT of each Member and (ii) the alternative minimum tax credit ("AMTC") on the basis of the AMT previously assigned to such Member and assuming that AMTC is utilized on a "first in/first out" methodology, and that to the extent that AMTC arising in one year is not fully utilized, such AMTC is utilized proportionately by the Members previously assigned AMT for that year.

     (c) Each Member's allocable share of the consolidated income tax liability as determined in Section 2.1(b) hereby shall be used in both (i) the determination of each Member's earnings and profits and (ii) determining the amounts to be paid (as provided in Section 3.4 of this Agreement) by Members to KeySpan with respect to each Member's share of the Consolidated Group's Tax liability and payments from KeySpan to Members with respect to the use of a Member's tax attributes.

     (d) (i) The aggregate of all amounts paid by Members of the Consolidated Group (the "Paying Members") as a result of the excess of each Members' Separate Return Tax liability (as determined under Section 1.1552-1(a)(2)(ii) of the Regulations) over the amount allocated to such Member as its share of the Consolidated Tax Liability under Code Section 1552 (i.e., the Tax Benefit Amount) shall be paid by KeySpan to the other Members (the "Loss Members") which had tax deductions, losses and credits to which such payments by the Paying Members are attributable. The apportionment of such payments among Loss Members shall be in a manner that reflects the Consolidated Group's absorption of such tax attributes in the manner described in Section 2.1(e) below. The payments to the Loss Members for their tax attributes shall be pursuant to a consistent method which reasonably reflects such items of loss or credit (such consistency and reasonableness to be determined by the Designated Official).

     (ii) Notwithstanding the provisions of Section 2.1(d)(i), the Tax Benefit Amount allocated to KeySpan and paid to KeySpan as a result of its being a Loss Member shall be limited to its Tax Benefit Amount determined without regard to this section 2.1(b)(ii) multiplied by a fraction, the numerator of which is KeySpan's net interest expense deduction attributable to Acquisition Indebtedness, and the denominator of which is the sum of all of KeySpan's deductions. "Net interest expense" is defined as the interest expense deduction on the Acquisition Indebtedness offset by any intercompany interest income related to the pushdown of debt related to the Acquisition Indebtedness. The portion of KeySpan's Tax Benefit Amount which cannot be allocated and paid to

KeySpan due to the operation of this Section shall be reallocated to Paying Members of the Consolidated Group other than KeySpan in accordance with the principles contained in section 2.1(b)(i).

     (e) In apportioning the payments to Loss Members for the Tax Benefit Amount pursuant to Section 2.1 (d) hereof:

     (i) Any consolidated net operating loss ("NOL ") shall be allocated among the group Members pursuant to Regulations section 1.1502-21(b). To the extent the consolidated NOL is carried back, any Member's individually allocable NOL shall be deemed carried back and utilized in proportion to the amount that the Member's NOL bears to the consolidated NOL. Analogous principles shall apply in the case NOL carryforwards:

     (ii) With respect to each type of credit used to offset all or a portion of the Consolidated Tax Liability otherwise payable, such credit shall be allocated among the Members by crediting to each Member an amount of credit which that Member would have available to utilize on a separate return basis in a manner consistent with the method set forth in Section 2.1(e)(i) above.

     (iii) The cost of any credit recapture which results in the payment of tax shall be specifically allocated to the Member whose credit is recaptured determined in a manner consistent with the provisions of Section 2.1(e)(i) above.

     (f) The allocation of tax shall be subject to further adjustment from time to time on account of the payment of additional tax or the receipt of a refund attributable to either the filing of an amended return or on account of the results of an audit conducted by the Internal Revenue Service or other relevant taxing authority.

Section 2.2 Other Taxes. (a) KeySpan will prepare and file (or cause to be prepared and filed) all returns of Other Taxes which are required to be filed with respect to the operations of KeySpan and its subsidiaries. In the event any taxing authority requires or permits that a combined, consolidated or unitary return be filed for Other Taxes, which return includes both KeySpan and a subsidiary, KeySpan may elect to file such return and shall have the right to require any Member to be included in such return. KeySpan will advise each of its subsidiaries included in each Other Return and each governmental office in which any Other Return is filed. Other Taxes shall be allocated among the KeySpan Group in a manner that is consistent with the method set forth in
Article 2 hereof. Furthermore, amounts due to KeySpan or from KeySpan, with respect to Other Taxes, shall be determined in a manner consistent with Sections 2.1(b) and 2.1(d).

     (b) Each Member of the KeySpan Group that does not file an Other Return together with any other Member of the KeySpan Group shall be solely responsible and obligated to pay the tax liability with respect to such return from its own funds. Such returns shall be prepared and filed by KeySpan or the Member filing the Other Return.

     (c) If any Member of the KeySpan Group is required to file a combined, consolidated or unitary return for Other Taxes with another Member of the KeySpan Group, but not with KeySpan (an "Other Taxes Subgroup"), then KeySpan shall have the rights, powers and obligations to file such tax returns and apportion among and, collect and remit from, the applicable Members such Other Taxes as the rights, powers and obligations given to KeySpan under this Agreement with respect to the Consolidated Tax Liability. Such returns shall be prepared and filed by KeySpan. If the right to file a combined, consolidated or unitary return for Other Taxes is optional, then KeySpan shall decide which of its subsidiaries should, to the extent permitted by law, join in filing of such return.

Section 2.3 Member Tax Information. The Members of the Consolidated Group shall submit the tax information requested by the Designated Official of KeySpan in the manner and by the date requested, in order to enable the Designated Official to calculate the amounts payable by the Members pursuant to Article 3 hereof.

                                  ARTICLE III.

                  RESPONSIBILITY FOR TAX; INTERCOMPANY PAYMENTS

Section 3.1 Responsibility. Assuming the Members of the Consolidated Group have fulfilled their obligations pursuant to this Article III, then KeySpan will be solely responsible for, and will indemnify and hold each Member of the Consolidated Group harmless with respect to, the payment of: (a) the
Consolidated Tax Liability for each taxable period for which, as determined under Section 2.1 hereof, KeySpan filed a Consolidated Return or should have been filed; and (b) any and all Other Taxes due or payable with respect to any Other Return which is filed by KeySpan or should have been filed.

Section 3.2 Federal Tax Payments. (a) With respect to each Consolidated Return Year, the Designated Official of KeySpan shall estimate and assess or pay to Members of the Consolidated Group their share of estimated tax payments to be made on a projected consolidated federal income tax return for each year. In making this determination, KeySpan shall elect a method for determining estimated tax and each Member shall follow that method; provided, however, under no circumstances shall a Loss Member be paid any amount described in Section 2.1(d) until a date after which KeySpan has filed the Consolidated Return for such Consolidated Return Year. Such Members will pay, to KeySpan or be paid by KeySpan, such estimates not later than the 15th day of the 4th, 6th, 9th and 12th months of such Consolidated Return Year. With respect to any extension payment, the Designated Official of KeySpan shall estimate and assess or pay to Members of the Consolidated Group their share of such extension payment. The difference between (1) a Member's estimated tax payments used for computation of the quarterly estimated payments plus their extension payments and (2) such Member's actual Tax Liability for any Consolidated Return Year as determined under Section 2.1(b) hereof, shall be paid to KeySpan or by KeySpan within sixty
(60) days after the filing of the consolidated federal income tax return.

     (b) KeySpan shall have sole authority, to the exclusion of all other Members of the Consolidated Group, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Member of the Consolidated Group during any Consolidated Return Year in which such Member was a Member of the Consolidated Group, notwithstanding that such adjustment may increase the amounts payable by members of the Consolidated Group under this Section 3.2 or Section 3.3 hereof. In the event of any adjustment to the Consolidated Tax Liability relating to items of income, deductions or credit, as well as interest or penalties, attributable to any Member of the Consolidated Group by reason of an amended return, claim for refund or audit by the Internal Revenue Service or any other taxing authority, the liability of all other Members of the Consolidated Group under paragraphs
(a) of this Section 3.2 or Section 3.3 hereof shall be redetermined to give effect to such adjustment as if such adjustment had been made as a part of the original computation of such liability, and payment from a Member to KeySpan or by KeySpan to a Member, as the case may be, shall be promptly made after any payments are made to the Internal Revenue Service or any other taxing authority, refunds received or final determination of the matter in the case of contested proceedings. In such event, any payments between the parties shall bear interest at the then prevailing rate or rates on deficiencies assessed by the Internal Revenue Service or any other relevant taxing authority, during the period from the due date of the Consolidated Return (determined without regard to extensions of time for the filing thereof) for the Consolidated Return Year to which the adjustments were made to the date of payment.

Section 3.3 Other Tax Payments. Payments by a Member with respect to Other Taxes and required estimates thereof for which any other Member has joint and several liability shall be calculated and made by or to such Member in the same manner as that provided in Section 3.2. The principles set forth in Section 3.2 governing the determination and adjustment of payments as well as the method of payment to or from such Member with respect to federal income taxes shall be equally applicable in determining and adjusting the amount of and due date of payments to be made to or from such subsidiary with respect to Other Taxes and estimates thereof. Each Member shall pay, directly to the appropriate taxing authority, all taxes for which such Member is liable and for which no other Member has joint or several liability.


Section 3.4 Payment Mechanics. (a) Any payments to be made by a subsidiary of KeySpan pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof shall be made by such subsidiary to KeySpan by either promptly crediting as an offset against amounts owed to such Member by KeySpan or to the extent no amounts are owed to such Member by KeySpan, by cash payments to KeySpan. To the extent any payments are to be made to a subsidiary with respect to the use of such subsidiary's tax attributes by the Consolidated Group pursuant to Section 2.1, 2.2, 3.2 or 3.3 hereof, KeySpan shall make such payment to such subsidiary by either promptly crediting as an offset against amounts owned by such Member to KeySpan, or to the extent no amounts are owed to KeySpan by such Member, by cash payments to the Member.

     (b) Tax payments by KeySpan with respect to any Consolidated Tax Liability shall be paid by KeySpan and shall be debited to the Member of Consolidated Group for their respective share of such Consolidated Tax Liability as determined pursuant Article II hereof. Tax Refunds received by KeySpan with respect to any Consolidated Tax Liability shall be paid by KeySpan to the Member of the Consolidated Group entitled to such Tax Refund, as determined.

     (c) KeySpan shall be responsible for maintaining the books and records reflecting the intercompany accounts reflecting the amounts owned, collected and paid with respect to Taxes pursuant to this Agreement.

     (d) KeySpan may delegate to other Members of the Consolidated Group responsibilities for the collection and disbursement of monies as required under this Agreement as well as responsibilities for maintaining books and records as required under this Agreement.

Section  3.5   Administration.   The  provisions  of  this  Agreement  shall  be
administered by the Designated Official of KeySpan. The interpretations of this Agreement by the Designated Official of KeySpan shall be conclusive.


                                   ARTICLE IV.

                            Miscellaneous Provisions

Section 4.1 Effect. The provisions hereof shall fix the rights and obligations of the parties as to the matters covered hereby whether or not such are followed for federal income tax or other purposes by the Consolidated Group, including the computation of earnings and profits for federal income tax purposes.

Section 4.2 Effective Date and Termination of Affiliation. This Agreement shall be effective with respect to all taxable years ending on or after December 31, 2000, in which any subsidiary of KeySpan is a Member of the Consolidated Group for any portion of the tax year. In the event that a party to this Agreement ceases to be a Member of the Consolidated Group, the rights and obligations of such party and each other party to this agreement shall survive, but only with respect to taxable years including or ending before the date such party ceases to be a Member of the Consolidated Group.

Section 4.3 Notices. Any and all notices, requests or other communications hereunder shall be given in writing to the Designated Official.

Section 4.4 Expenses. Each party hereto shall pay its own expenses incident to this Agreement and the transaction contemplated hereby, including all legal and accounting fees and disbursements.

Section 4.5 Benefit and Burden. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors.

Section 4.6 Amendment and Waiver. No amendment, modification, change or cancellation of this Agreement shall be valid unless the same is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the person against whom that waiver is sought to be enforced. The failure of any party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement or understanding at a future time.

Section 4.7. Assignments. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto and any attempt to do so shall be null and void.

Section 4.8 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 4.9 Entire Agreement. THIS AGREEMENT SETS FORTH ALL OF THE PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES AND REPRESENTATIONS AMONG THE PARTIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND SUPERSEDES ALL PRIOR AGREEMENTS, ARRANGEMENTS AND UNDERSTANDINGS BETWEEN THE PARTIES HERETO,
WHETHER WRITTEN, ORAL OR OTHERWISE. THERE ARE NO PROMISES, AGREEMENTS, CONDITIONS, UNDERSTANDINGS, WARRANTIES OR REPRESENTATIONS, ORAL OR WRITTEN, EXPRESS OR IMPLIED, AMONG THE PARTIES EXCEPT AS SET FORTH HEREIN.

Section 4.10 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

Section 4.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original and together which shall constitute one instrument. The parties hereto specifically recognize that from time to time other corporations may become Members of the Consolidated
Group and hereby agree that such new Members may become Members to this Agreement by executing a copy of this Agreement and it will be effective as if all the Members had re-signed.

Section 4.12 Attorneys' Fees. If any Member or former Member hereto commences an action against another party to enforce any of the terms, covenants, conditions or provisions of this Agreement, or because of a default by a party under this Agreement, the prevailing party in any such action shall be entitled to recover its costs, expenses and losses, including attorneys' fees, incurred in connection with the prosecution or defense of such action from the losing party.

Section 4.13 No Third Party Rights. Nothing in this Agreement shall be deemed to create any right in any creditor or other person or entity not a party hereto and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third party.

Section 4.14 Further Documents. The parties agree to execute any and all documents, and to perform any and all other acts, to reasonably accomplish the purpose of this Agreement.

Section 4.15 Headings and Captions. The headings and captions contained in this Agreement are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof if any question of intent should arise.

Section 4.16 Departing Members

     (a) In the event that any Member of the KeySpan Group at any time leaves the KeySpan Group and, under any applicable statutory provision or regulation, that Member is assigned and deemed to take with it all or a portion of any of the tax attributes of the KeySpan Group (including but not limited to NOL, credit carry backs, and AMTC carry forwards), then to the extent that the amount of tax attributes so assigned from the amount of such attributes previously allocated to such Member under this agreement, the departing Member shall appropriately settle with the KeySpan Group. Such settlement shall consist of payment (1) on a dollar for dollar basis for all differences in credits and (2) in the case of NOL differences (or other differences related to other deductions), in a dollar amount computed by reference to the amount of NOL multiplied by the applicable tax rate relating to such NOL. The settlement payment shall be paid to KeySpan within sixty days after the Member leaves the KeySpan Group. The settlement amounts shall be allocated among the remaining
Members of the KeySpan Group in proportion to the relative level of attributes possessed by each Member and the attributes of each Member shall be adjusted accordingly.

     (b) Upon the departure of any Member from the KeySpan Group, such Member shall allocate its items of income, deduction, loss and credit between the period that it was a Member of the KeySpan Group and the period thereafter based upon a closing of the books methodology allowed under Treasure Regulation
Section 1.502-76(b)(2). The difference between (1) its prior estimated taxes or payments of Tax Benefit and (2) the amount of taxes due or payments of Tax

Benefit due to that Member, shall be appropriately settled on the day such Member leaves the KeySpan Group or on an alternative date mutually agreeable in writing to the KeySpan Group and the departing Member.

EXECUTED as of the date and year first above written.

                                     By: ________________________________


                                     Printed Name: ________________________

                                     Title: _______________________________

                                     [----------------------]

Illustration of Tax Allocation Methods

     Assume for purposes of  illustration  that there is a PUHCA holding company
     (P) with three subsidiaries, A, B, and C.

     The separate company Federal taxable income and associated Federal tax liability using a 35% tax rate are set forth below.

     Further assume that in calculating P's current year $257 loss, P had intercompany interest income of $86 by pushing down its Acquisiton Indebtedness to its subsidiaries, $114 interest expense on Acquisition Indebtedness, and $229 of other deductible expenses. The $28 difference between the intercompany interest income and the Acquisition Indebtedness expense on P's separate company books is the "net interest expense deduction", the associated Tax Benefit with respect to which KeySpan has requested that the holding company parent (P) be allowed to retain under its Proposed Tax Sharing Agreement.


                                                              Cash Receipts/(Payments)
                                                      ------------------------------------------------------------------------
                                                      Allocation to    Tax Benefit of Acquisition   Difference Between
                          Federal        Federal      Profit Companies    Debt Retained by            Rule 45(c)(5) Allocation
                          Taxable          Tax          Under Rule       KeySpan under Proposed       and Proposed
           Company     Income/(Loss)    Liability        45(c)(5)        Tax Sharing Agreement     Allocation Method
           -------------------------------------------------------------------------------------------------------------------
               P             (257)            (90)              0                        10                      10
               A              343             120             (53)                      (60)                     (8)
               B              (57)            (20)             20                        20                       0
               C              114              40             (18)                      (20)                     (2)
                       ------------------------------------------------------------------------------------------------

           Consolidated       143              50             (50)                      (50)                      0
                       ============================                                            ========================

              IRS                                              50                        50
                                                   -----------------------------------------

Net Cash Retained by Consolidated Group                         0                         0
                                                   =========================================

                                    EXHIBIT E


Chart of Accounts for KeySpan  Corporation  System  Companies  (Pursuant to Rule
26):

     The  Federal  Energy  Regulatory  Commission  ("FERC")  Uniform  System  of
Accounts is used by most of the KeySpan Corporation system companies with modifications as necessary to account for non-utility business operations. Certain KeySpan system companies do not follow the FERC Uniform System of Accounts; those companies use the typical commercial chart of accounts applicable for that type of business operation.

                                   EXHIBIT F


                       OPINION OF INDEPENDENT ACCOUNTANTS

The Opinion of Independent Accountants as to KeySpan Corporations's consolidated financial statements and the footnotes to such statements for the year ended December 31, 2004, has been filed along with KeySpan Corporation's Annual Report on Form 10-K and is incorporated by reference herein as if the same were filed in its entirety herewith.

The additional requested information, including but not limited to the utility plant accounts, is included with the consolidating financials of KeySpan Corporation which are filed confidentially herewith pursuant to Rule 104.

                                    EXHIBIT G


     Organizational chart showing the relationship of each EWG and FUCO to other system companies:

     Each direct and indirect subsidiary of KeySpan Corporation listed below is owned by the company immediately above it that is not indented to the same degree. The percentage ownership is 100% except where otherwise indicated.

KeySpan Corporation

    KeySpan-Ravenswood, LLC  (EWG)

    KeySpan Generation LLC

                KeySpan Port-Jefferson Energy Center, LLC (EWG)

                KeySpan Glenwood Energy Center, LLC (EWG)

                                    EXHIBIT H

     The requested information is contained in the consolidating financials of KeySpan Corporation which are filed confidentially herewith pursuant to Rule
104. Audited Financials are unavailable.

                                    SIGNATURE

     KeySpan Corporation and each of its subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                               KEYSPAN CORPORATION ON
                                               BEHALF OF ITSELF AND EACH OF
                                               ITS SUBSIDIARIES



                                               By:/s/ Theresa Balog
                                                  -------------------
                                                  Theresa Balog
                                                  Vice President
                                                  and Chief Accounting Officer








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